FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of March 2006
                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                             HANG SENG BANK LIMITED
                           2005 RESULTS - HIGHLIGHTS


   - Total operating income up 17.3 per cent to HK$23,246 million (HK$19,825 million in 2004).


   - Operating profit excluding loan impairment charges and other credit risk provisions down 1.1 per cent to HK$11,686 million (HK$11,821 million in 2004).


   - Pre-tax profit up 0.6 per cent to HK$13,358 million (HK$13,283 million in 2004).


   - Attributable profit down 0.2 per cent to HK$11,342 million (HK$11,364 million in 2004).


   - Return on average shareholders' funds of 27.5 per cent (28.5 per cent in 2004).


   - Assets up 6.2 per cent to HK$580.8 billion (HK$546.9 billion at 31Dec04).


   - Earnings per share down 0.2 per cent to HK$5.93 (HK$5.94 per share in 2004).


   - Fourth interim dividend of HK$1.90 per share; total dividends of HK$5.20 per share for 2005 (HK$5.20 per share in 2004).


   - Total capital ratio of 12.8 per cent (12.0 per cent at 31Dec04); tier 1 capital ratio of 10.4 per cent (10.8 per cent at 31Dec04).

   - Cost efficiency ratio of 28.0 per cent (26.4 per cent in 2004).

Note: Comparative figures have been restated to reflect the adoption of a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, details of which are set out in the Appendix.

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.

Comment by Michael Smith, Chairman

"In 2005, Hang Seng's operating profit excluding loan impairment charges and other credit risk provisions was HK$11,686 million, a decrease of 1.1 per cent.

"Attributable profit decreased 0.2 per cent to HK$11,342 million. The 2005 figure benefited from a HK$1.2 billion revaluation surplus on group investment properties. The 2004 figure included a HK$812 million release of general provisions.

"At the customer group level, Personal Financial Services recorded an operating profit excluding loan impairment charges of HK$7,436 million, an increase of
10.7 per cent, reflecting an 18 per cent rise in net interest income and a 17.9 per cent expansion of our insurance business as well as increases in cards, residential mortgages (excluding Government Home Ownership Scheme mortgages), and other consumer lending. Commercial Banking recorded an operating profit excluding loan impairment charges of HK$1,647 million, an increase of 11.3 per cent, due primarily to growth in net interest income, supported by an increase in advances to customers. Corporate and Institutional Banking saw operating profit excluding loan impairment charges decline by 19.1 per cent to HK$554 million. High levels of liquidity together with limited corporate demand for loans put pressure on corporate lending margins. Treasury recorded a 50.3 per cent decline in operating profit excluding loan impairment charges to HK$1,183 million, marked by a sustained rise in funding costs and a flattening of yield curves for all major currencies.

"Investment in future business growth saw operating expenses increase 7.4 per cent to HK$4,546 million. Staff numbers increased to support the growth of our Personal Financial Services and Commercial Banking businesses.

"Our mainland China network reached 12 outlets, with new openings in Shenzhen, Shanghai and Dongguan. The Bank's 15.98 per cent investment in Industrial Bank contributed HK$358 million to profits.

"The Hong Kong economy is expected to continue on an upward trend in 2006, albeit at a slower pace. The anticipated upbeat trade growth on the Mainland will help drive merchandise and service export activity. The improving labour market will boost consumer purchasing power. However, risks and uncertainties such as higher oil prices and US interest rate trends may create new challenges.

"Against this backdrop, we will focus on further expansion on the Mainland and continue to develop areas such as wealth management and consumer and trade finance, in which we have competitive strengths."

Results summary

Hang Seng Bank Limited ('the bank') and its subsidiaries and associates ('the group') reported an audited profit attributable to shareholders of HK$11,342 million for 2005, representing a marginal decline of 0.2 per cent compared with 2004. Earnings per share was HK$5.93 (HK$5.94 in 2004).

Operating income

Total operating income rose by HK$3,421 million, or 17.3 per cent, to HK$23,246 million, underpinned by the strong growth in net interest income and net premiums earned on life insurance business.

- Net interest income increased by HK$1,063 million, or 10.6 per cent, compared with 2004, with an increase of 5.2 per cent in average interest-earning assets. Net interest margin improved by 11 basis points to 2.19 per cent, benefiting from widening of deposit spreads, contribution made by net free funds, and the growth in customer advances, particularly higher yielding cards and personal and SME loans, outweighing the compression of spreads on treasury investment and money market portfolios, and the fall in mortgage portfolio yields.

- Net fee income fell by HK$551 million, or 16.1 per cent, due mainly to lower sales of longer-term capital-guaranteed funds. Private banking investment and advisory income, card services income, and insurance agency commissions, however, recorded encouraging growth.

- Net trading income was down HK$534 million, or 48.0 per cent, compared with 2004. This was mainly due to certain changes in accounting presentation in the inclusion of net interest expense of HK$306 million and revaluation losses of HK$145 million on forward foreign exchange contracts linked to money market transactions.

- Net earned insurance premiums rose by HK$3,445 million, or 77.9 per cent, over 2004, reflecting the strong growth of 66.4 per cent in life insurance annualised premiums. Net insurance claims incurred and movement in policyholder liabilities rose by HK$3,242 million, or 85.9 per cent, over 2004, in line with the growth in the portfolios of life insurance policies in force.

- Net operating income before loan impairment charges and other credit risk provisions rose by HK$179 million, or 1.1 per cent, to HK$16,232 million.

Operating profit

Operating profit excluding loan impairment charges and other credit risk provisions declined by HK$135 million, or 1.1 per cent, compared with 2004. Operating profit fell by HK$1,530 million, or 12.1 per cent.

Loan impairment charges and other credit risk provisions amounted to HK$618 million, compared with a total net release of HK$777 million for 2004, which included a release in general provisions of HK$812 million in 2004.

Operating expenses rose by HK$314 million, or 7.4 per cent, compared with 2004. Staff costs increased by 2.1 per cent, reflecting an increase in staff number of 303, primarily to strengthen the customer relationship teams of wealth management and commercial banking, and to support the expansion of the group's mainland China network. The group continued to invest in information technology development to support business growth, and increased its marketing expenditure to promote card and insurance products.

Attributable profit

At HK$13,358 million, pre-tax profit was HK$75 million, or 0.6 per cent, higher than the previous year after accounting for the increase in profit from the disposal of fixed assets and long-term investments, the surplus on property revaluation and the share of profits from associates, primarily the group's mainland associate, Industrial Bank Co., Ltd. ('Industrial Bank'). Attributable profit after taxation and minority interests fell marginally by HK$22 million, or 0.2 per cent.

Balance sheet and key ratios

At 31Dec05, total assets were HK$580.8 billion, an increase of HK$33.9 billion, or 6.2 per cent. Advances to customers grew by 3.6 per cent, mainly reflecting the rise in cards and personal advances, and growing demand from the property and manufacturing sectors. Loan portfolios of the mainland branches also grew significantly. Customer deposits and certificates of deposit and other debt securities in issue increased by 3.4 per cent. At 31Dec05, the advances-to-deposits ratio was 54.4 per cent, compared with 54.3 per cent a year earlier.

Shareholders' funds (excluding proposed dividends) rose by HK$1,642 million, or
4.4 per cent, to HK$38,938 million at 31Dec05, attributable mainly to the increase in retained profits.

The return on average total assets was 2.0 per cent (2.2 per cent in 2004). The return on average shareholders' funds was 27.5 per cent (28.5 per cent in 2004).

The group maintained a strong capital position. Total and tier 1 capital ratios at 31Dec05 were 12.8 per cent and 10.4 per cent respectively, compared with 12.0 per cent and 10.8 per cent at the same time in 2004. During the year, subordinated debts qualifying as tier 2 capital were raised to improve the composition of the capital base and enhance capital efficiency.

The cost efficiency ratio, calculated as total operating expenses to net operating income before loan impairment (charges)/releases and other credit risk provisions, was maintained at a low level of 28.0 per cent, reflecting the group's operating efficiency. The cost efficiency ratio for 2004 was 26.4 per cent.

Dividends

The Directors have declared a fourth interim dividend of HK$1.90 per share, which will be payable on 31 March 2006 to shareholders on the register of shareholders as of 21 March 2006. Together with the interim dividends for the first three quarters, the total distribution for 2005 will amount to HK$5.20 per share, the same as in 2004.

Customer group performance
                                Personal                Corporate &                          Inter-
                               Financial  Commercial  Institutional                         segment
Figures in HK$m                 Services     Banking        Banking  Treasury    Other  elimination     Total

Year ended 31Dec05

Net interest income                7,100       1,587            612       858      514          397    11,068
Net fee income                     2,101         666             79       (21)      49            -     2,874
Net trading income                   367         134              6       503        -         (431)      579
Net income/(loss)from
  financial instruments
  designated at fair value           (33)          -              -         5       (4)          34         2
Dividend income                        5           5              -         -       50            -        60
Net earned
  insurance premiums               7,642         223              -         -        -            -     7,865
Other operating income               562          25              4         -      207            -       798
Inter-segment income                   -           -              -         -      308         (308)        -
Total operating income            17,744       2,640            701     1,345    1,124         (308)   23,246
Net insurance claims
  incurred and movement
  in policyholder
  liabilities                     (6,964)        (50)             -         -        -            -    (7,014)
Net operating income before
  loan impairment(charges)/
  releases and other credit
  risk provisions                 10,780       2,590            701     1,345    1,124         (308)   16,232
Loan impairment(charges)/
  releases and other credit
  risk provisions                   232        (803)           (47)        -        -            -      (618)
Net operating income              11,012       1,787            654     1,345    1,124         (308)   15,614

Total operating expenses^         (3,086)       (903)          (142)     (157)    (258)           -    (4,546)
Inter-segment expenses              (258)        (40)            (5)       (5)       -          308         -
Operating profit                   7,668         844            507     1,183      866            -    11,068
Profit on disposal of
  fixed assets and financial
  investments                          -           -              -      (217)     694            -       477
Net surplus on property
  revaluation                          -           -              -         -    1,313            -     1,313
Share of profits from
  associates                          18         234              -       106      142            -       500
Profit before tax                  7,686       1,078            507     1,072    3,015            -    13,358
Share of pre-tax profit             57.5%        8.1%           3.8%      8.0%    22.6%           -     100.0%

Operating profit excluding
  inter-segment transactions       7,926         884            512     1,188      558            -    11,068

Operating profit excluding
  loan impairment (charges)/
  releases and other credit
  risk provisions                  7,436       1,647            554     1,183      866            -    11,686

^Depreciation/amortisation
  included in operating
  expenses                          (103)        (13)            (3)       (2)    (168)           -     (289)

At 31Dec05

Total assets                     152,086      54,319         77,514   266,645   30,256            -   580,820
Total liabilities                372,941      77,249         31,672    33,541   21,687            -   537,090
Investments in associates            116       1,454              -       657      702            -     2,929
Capital expenditure
  incurred during the year           107          20              7         2       95            -       231


                                Personal                Corporate &                          Inter-
                               Financial  Commercial  Institutional                         segment     Total
Figures in HK$m                 Services     Banking        Banking  Treasury    Other  elimination  restated

Year ended 31Dec04

Net interest income                6,016       1,332            596     1,854      207            -    10,005
Net fee income                     2,465         731            208       (19)      40            -     3,425
Net trading income                   276         125              7       706       (1)           -     1,113
Dividend income                       28           6              -         -       55            -        89
Net earned insurance premiums      4,177         243              -         -        -            -     4,420
Other operating income               531          27              2         1      212            -       773
Inter-segment income                   -           -              -         -      320         (320)        -
Total operating income            13,493       2,464            813     2,542      833         (320)   19,825
Net insurance claims
  incurred and movement
  in policyholder liabilities     (3,691)        (81)             -         -        -            -    (3,772)
Net operating income before
  loan impairment releases and
  other credit risk provisions     9,802       2,383            813     2,542      833         (320)   16,053
Loan impairment releases
  and other credit risk
  provisions                          51         596            130         -        -            -       777
Net operating income               9,853       2,979            943     2,542      833         (320)   16,830

Total operating expenses^         (2,826)       (850)          (122)     (158)    (276)           -    (4,232)
Inter-segment expenses              (256)        (53)            (6)       (5)       -          320         -
Operating profit                   6,771       2,076            815     2,379      557            -    12,598
Profit on disposal
  of fixed assets and
  financial investments                -           -              -        (4)     446            -       442
Net surplus on property
  revaluation                          -           -              -         -      146            -       146
Share of profits from
  associates                           4          45              -        20       28            -        97
Profit before tax                  6,775       2,121            815     2,395    1,177            -    13,283
Share of pre-tax profit             51.0%       16.0%           6.1%     18.0%     8.9%           -     100.0%

Operating profit excluding
  inter-segment transactions       7,027       2,129            821     2,384      237            -    12,598

Operating profit excluding
  loan impairment releases
  and other credit risk
  provisions                       6,720       1,480            685     2,379      557            -    11,821

^Depreciation/amortisation
  included in operating
  expenses                          (104)        (18)            (2)       (2)    (138)           -      (264)

At 31Dec04

Total assets                     142,579      46,684         77,353   256,368   23,963            -   546,947
Total liabilities                353,062      77,680         25,150    21,553   27,721            -   505,166
Investments in associates             94       1,123              -       491      591            -     2,299
Capital expenditure incurred
  during the year                    104          17              2         2       23            -       148

Personal Financial Services ('PFS') reported a pre-tax profit of HK$7,686 million, representing growth of 13.4 per cent over 2004, and 57.5 per cent of total pre-tax profit. This strong performance was underpinned by the buoyant economy and active property market, which boosted card spending, mortgages and consumer loan demand. Net interest income rose significantly by 18.0 per cent, as deposit spreads improved with the steady rise in interest rates and the expansion of the card and consumer lending portfolios. Mortgage business, other than that under the suspended GHOS Scheme, grew in an active but intensely competitive market. The mortgage portfolio yield stabilised in the second half of the year as mortgage pricing levels gradually moved up. Substantial releases of mortgage and personal lending loan impairment charges under a benign credit environment also contributed to the improved performance of PFS.

PFS continued to focus on wealth management business. The slowdown in sales of capital-guaranteed funds under a rising interest rate environment was compensated by increased sales of market-linked instruments. Private banking business recorded encouraging growth in both customer numbers and asset management portfolios. Life insurance achieved an increase of 66.4 per cent in annualised premiums and increased its market share. The growth momentum accelerated in the second half of 2005 with the launch of new products such as the 'Three Year Express Wealth' life insurance plan, which provides comprehensive life cover and good potential investment returns, with the added benefit of a short payment term. Hang Seng Life Limited was among the market front-runners in the launch of annuity products designed to tap the large retirement planning market.

PFS business of the mainland branches reported good progress in the expansion of customer base, deposits and mortgage loan growth.

Commercial Banking ('CMB') achieved a growth of 11.3 per cent in operating profit excluding loan impairment charges, due primarily to encouraging growth of
19.1 per cent in net interest income, driven by the increase of 15.5 per cent in customer advances. Pre-tax profit of HK$1,078 million was down by 49.2 per cent compared with 2004, representing 8.1 per cent of group pre-tax profit. The fall was attributable mainly to a small number of large loan impairment charges compared with a net release in 2004.

In 2005, CMB further refined its segmentation strategy. The management of relationships with middle-market enterprises ('MME') became even more focused by appointing major customer relationship managers to serve the customers' sophisticated financing needs. Business banking centres and sales management teams were further strengthened to deepen relationships with small and medium-sized enterprises ('SME') and increase product penetration.

The development of CMB business was also driven by the expansion of our mainland branch network and loan portfolios. The results of CMB include the share of profit of HK$234 million from Industrial Bank, which has a large and growing commercial banking business.

Corporate and Institutional Banking ('CIB') recorded a pre-tax profit of HK$507 million, 37.8 per cent lower than 2004, accounting for 3.8 per cent of total pre-tax profit. Operating profit excluding loan impairment charges was down 19.1 per cent, as the high levels of liquidity in the market, together with limited corporate demand for loans, put pressure on corporate lending margins. CIB has been diversifying its resources away from mainly corporate lending to more comprehensive corporate financing and the provision of treasury services in collaboration with Treasury's corporate services unit. It is also in the process of rationalising its loan portfolio towards business with higher margins.

Treasury experienced a very tough operating environment in 2005 with the sustained rise in funding costs and flattening of yield curves for all major currencies. The decline in net trading income was also attributable to the revaluation loss of certain financial instruments which failed to satisfy the hedging criteria of the new accounting standards. Pre-tax profit fell by 55.2 per cent to HK$1,072 million, contributing 8.0 per cent to total pre-tax profit. On the mainland side, Treasury has made good progress in providing treasury services to corporate customers and structured deposits products for personal customers.

Other showed a significant increase of 156.2 per cent in pre-tax profit. This was mainly attributable to the surplus on revaluation of properties, and the improved return on shareholders' funds following the rise in market interest rates.

Contents

The financial information in this news release is based on the audited consolidated accounts of Hang Seng Bank Limited ('the bank') and its subsidiaries and associates ('the group') for the year ended 31Dec05.

......Highlights of Results and Chairman's Comment
......Contents
......Consolidated Income Statement
......Consolidated Balance Sheet
......Consolidated Statement of Changes in Equity
......Economic Profit
......Consolidated Cash Flow Statement
......Financial Review
...........Net interest income
...........Net fee income
...........Net trading income
...........Net income from financial instruments designated at fair value
...........Other operating income
...........Analysis of income from wealth management businesses
...........Loan impairment (charges)/releases and other credit risk provisions
...........Operating expenses
...........Profit on disposal of fixed assets and financial investments
...........Tax expenses
...........Earnings per share
...........Dividends per share
...........Segmental analysis
...........Analysis of financial assets and liabilities by accounting classification
...........Analysis of assets and liabilities by remaining maturity
...........Cash and balances with banks and other financial institutions
...........Placings with and advances to banks and other financial institutions
...........Trading assets
...........Financial assets designated at fair value
...........Advances to customers
...........Loan impairment allowances against advances to customers
...........Impaired advances/non-performing advances and allowances
...........Overdue advances
...........Rescheduled advances
...........Segmental analysis of advances to customers by geographical area
...........Gross advances to customers by industry sector
...........Financial investments
...........Amount due from/to immediate holding company and fellow subsidiary companies
...........Investments in associates
...........Intangible assets
...........Other assets
...........Current, savings and other deposit accounts
...........Certificates of deposit and other debt securities in issue
...........Trading liabilities
...........Other liabilities
...........Subordinated liabilities
...........Shareholders' funds
...........Capital resources management
...........Liquidity ratio
...........Reconciliation of cash flow statement
...........Contingent liabilities, commitments and derivatives
...........Cross-border claims
...........Statutory accounts and accounting policies
...........Comparative figures
...........Property revaluation
...........Market risk
...........Foreign currency positions
...........Ultimate holding company
...........Register of shareholders
...........Proposed timetable for 2006 quarterly dividends
...........News release

Appendix

Consolidated Income Statement
                                                          Year ended
                                                  31Dec05            31Dec04
Figures in HK$m                                                     restated

Interest income                                    19,029             12,782
Interest expense                                   (7,961)            (2,777)
Net interest income                                11,068             10,005
Fee income                                          3,394              3,841
Fee expense                                          (520)              (416)
Net fee income                                      2,874              3,425
Net trading income                                    579              1,113
Net income from financial instruments
  designated at fair value                              2                  -
Dividend income                                        60                 89
Net earned insurance premiums                       7,865              4,420
Other operating income                                798                773
Total operating income                             23,246             19,825
Net insurance claims incurred and
  movement in policyholder liabilities             (7,014)            (3,772)
Net operating income before loan
  impairment (charges)/releases
  and other credit risk provisions                 16,232             16,053
Loan impairment (charges)/releases
  and other credit risk provisions                   (618)               777
Net operating income                               15,614             16,830
Employee compensation and benefits                 (2,281)            (2,234)
General and administrative expenses                (1,976)            (1,734)
Depreciation of premises, plant and equipment        (280)              (256)
Amortisation of intangible assets                      (9)                (8)
Total operating expenses                           (4,546)            (4,232)
Operating profit                                   11,068             12,598
Profit on disposal of fixed assets
  and financial investments                           477                442
Net surplus on property revaluation                 1,313                146
Share of profits from associates                      500                 97
Profit before tax                                  13,358             13,283
Tax expenses                                       (1,795)            (1,711)
Profit for the year                                11,563             11,572
Profit attributable to minority interests            (221)              (208)
Profit attributable to shareholders                11,342             11,364

Dividends                                           9,942              9,942

Figures in HK$
Earnings per share                                   5.93               5.94
Dividends per share                                  5.20               5.20

Consolidated Balance Sheet                                                At
                                                                     31Dec04
Figures in HK$m                                 At 31Dec05          restated

Assets
Cash and balances with banks and
  other financial institutions                       9,201             7,248
Placings with and advances to banks and
  other financial institutions                      69,286            75,079
Trading assets                                      12,600             4,232
Financial assets designated at fair value            6,027                 -
Derivative financial instruments                     1,715             1,684
Advances to customers                              260,680           251,553
Financial investments                              189,904           184,706
Investments in associates                            2,929             2,299
Investment properties                                4,273             3,383
Premises, plant and equipment                        6,750             5,558
Interest in leasehold land held for own
  use under operating lease                            594               609
Intangible assets                                    1,636             1,266
Other assets                                        15,225             9,330
                                                   580,820           546,947

Liabilities
Current, savings and other deposit
  accounts                                         430,995           447,460
Deposits from banks                                 12,043            11,934
Trading liabilities                                 45,804             5,840
Financial liabilities designated at fair
  value                                                967                 -
Derivative financial instruments                     1,792             1,273
Certificates of deposit and other
  debt securities in issue                          10,023            16,055
Other liabilities                                   14,138            11,740
Liabilities to customers under
  investment contracts                                 561               540
Liabilities to customers under
  insurance contracts                               15,335             8,656
Deferred tax and current tax liabilities             1,921             1,668
Subordinated liabilities                             3,511                 -
                                                   537,090           505,166

Capital resources
Minority interests                                   1,159               852
Share capital                                        9,559             9,559
Retained profits                                    26,052            23,856
Other reserves                                       3,327             3,881
Proposed dividends                                   3,633             3,633
Shareholders' funds                                 42,571            40,929
                                                    43,730            41,781
                                                   580,820           546,947
Figures in HK$
Net asset value per share                            22.87             21.85

Consolidated Statement of Changes in Equity

                                              Attributable to shareholders
                                                                                             Total
                           Share      Other   Retained    Proposed             Minority     equity
Figures in HK$m          capital   reserves    profits   dividends    Total   interests   restated

Balance at 01Jan05
- As above                 9,559      3,881     23,856       3,633   40,929         852     41,781
- Opening adjustment
  for the adoption of
  HKAS 39                      -        532        533           -    1,065         (14)     1,051
- As restated              9,559      4,413     24,389       3,633   41,994         838     42,832

Property revaluation
  reserve, net of tax          -        765        107           -      872           -        872
- Unrealised surplus on
  revaluation                  -        863          -           -      863           -        863
- Depreciation charge on
  revaluation                  -        (58)        58           -        -           -          -
- Realisation of revaluation
  surplus on disposal of
  premises                     -        (40)        49           -        9           -          9

Available-for-sale
  investments, net of tax      -     (1,475)         -           -   (1,475)          -     (1,475)
- Revaluation losses taken
  to equity                    -       (988)         -           -     (988)          -       (988)
- Transferred to income
  statement on disposal        -       (487)         -           -     (487)          -       (487)

Cash flow hedges,
  net of tax                   -       (492)         -           -     (492)          -       (492)
- Revaluation
  losses taken to equity       -       (492)         -           -     (492)          -       (492)

Exchange and other
  adjustments                  -         52         (2)          -       50           -         50

Actuarial gains on
  defined benefit plans        -          -        158           -      158           -        158

Employees' options granted
  cost-free by ultimate
  holding company              -         64          -           -       64           -         64

Increase in subsidiary's
  capital                      -          -          -           -        -         100        100

Profit for the year            -          -     11,342           -   11,342         221     11,563

Dividends proposed
  during the year              -          -     (9,942)      9,942        -           -          -

Dividends approved
  and declared during the
  year                         -          -         -      (9,942)   (9,942)          -     (9,942)

Balance at
  31Dec05                  9,559      3,327     26,052       3,633   42,571       1,159     43,730


                                        Attributable to shareholders
                                                                                             Total
                           Share      Other   Retained    Proposed             Minority     equity
Figures in HK$m          capital   reserves    profits   dividends    Total   interests   restated

Balance at 01Jan04
- As previously
  reported                 9,559      6,921     19,720       3,441   39,641         644     40,285
- Arising on change in
  accounting policies          -     (3,679)     2,255           -   (1,424)          -     (1,424)
- As restated              9,559      3,242     21,975       3,441   38,217         644     38,861

Property revaluation
  reserve, net of tax          -        664        711           -    1,375           -      1,375
- Unrealised surplus on
  revaluation                  -        712        637           -    1,349           -      1,349
- Depreciation
  charge on revaluation        -        (46)        46           -        -           -          -
- Realisation of
  revaluation surplus on
  disposal of premises         -         (2)        28           -       26           -         26

Long-term equity
  investment revaluation
  reserve, net of tax          -        (74)         -           -      (74)          -        (74)
- Revaluation
  gains taken to equity        -        332          -           -      332           -        332
- Transferred to
  income statement
  on disposal                  -       (406)         -           -     (406)          -       (406)

Exchange and
  other adjustments            -          3          6           -        9           -          9

Actuarial loss on
  defined benefit plans        -          -       (258)          -     (258)          -       (258)

Employees' options
  granted cost-free
  by ultimate
  holding company              -         46          -           -       46           -         46

Profit for the year            -          -     11,364           -   11,364         208     11,572

Dividends proposed
  during the year              -          -     (9,942)      9,942        -           -          -

Dividends approved
  and declared during
  the year                     -          -          -      (9,750)  (9,750)          -     (9,750)

Balance at 31Dec04         9,559      3,881     23,856       3,633   40,929         852     41,781

Economic Profit

Economic profit is calculated from post-tax profit, adjusted for any surplus/ deficit arising from property revaluation and depreciation attributable to the revaluation surplus, and takes into account the cost of capital invested by the bank's shareholders. For the year 2005, economic profit was HK$6,084 million, a decrease of HK$1,291 million, or 17.5 per cent, as compared with 2004. Post-tax profit, adjusted for the property revaluation surplus net of deferred tax (HK$1,083 million) and depreciation attributable to the revaluation surplus (HK$44 million), fell by HK$1,023 million, due to a large release in general provisions in the same period in 2004. The cost of capital rose by HK$277 million, in line with the growth in invested capital. The economic profit figure indicates that the bank continues to create value for its shareholders.

                                                          Year ended
                                                 31Dec05               31Dec04
                                                                      restated
                                          HK$m         %       HK$m          %

Average invested capital                36,000               34,084

Return on invested capital^             10,303      28.6     11,317       33.2
Cost of capital                         (4,219)    (11.7)    (3,942)     (11.6)
Economic profit                          6,084      16.9      7,375       21.6

^Return on invested capital is based on post-tax profit excluding any surplus/ deficit arising from property revaluation and depreciation attributable to the revaluation surplus.


Consolidated Cash Flow Statement

                                                     31Dec05              31Dec04
Figures in HK$m                                                          restated

Net cash inflow from operating activities             26,840               17,623

Cash flows from investing activities
Purchase of an interest in an associate                    -               (1,634)
Dividends received from associates                        75                   21
Purchase of available-for-sale investments           (48,780)                   -
Purchase of held-to-maturity debt securities            (190)             (61,039)
Proceeds from sale or redemption of
 available-for-sale investments                       21,888                    -
Proceeds from sale or redemption of
 held-to-maturity debt securities                         33               39,337
Purchase of fixed assets                                (167)                (139)
Proceeds from sale of fixed assets                       186                  181
Interest received from available-for-sale
 investments                                           4,495                3,258
Dividends received from available-for-sale
 investments                                              58                  131
Net cash outflow from investing activities           (22,402)             (19,884)

Cash flows from financing activities
Dividends paid                                        (9,942)              (9,750)
Interest paid for subordinated liabilities               (58)                   -
Proceeds from subordinated liabilities,
 including financial liabilities designated
 at fair value                                         4,478                    -
Net cash outflow from financing activities            (5,522)              (9,750)

Decrease in cash and cash equivalents                 (1,084)             (12,011)

Cash and cash equivalents at 1 January                67,051               77,575
Effect of foreign exchange rate changes                 (454)               1,487
Cash and cash equivalents at 31 December              65,513               67,051

Financial Review

Net interest income

                                            2005           2004
Figures in HK$m                                        restated

Net interest income^                      11,068         10,005
Average interest-earning assets          505,221        480,317

Net interest spread                         1.94%          2.00%
Net interest margin                         2.19%          2.08%

^ Included within net interest income is HK$20 million in respect of interest income accrued on impaired advances.

Net interest income increased by HK$1,063 million, or 10.6 per cent, compared with 2004, with an increase of HK$24.9 billion, or 5.2 per cent, in average interest-earning assets. Net interest margin improved by 11 basis points to 2.19 per cent. Net interest spread fell 6 basis points to 1.94 per cent, while the contribution from net free funds rose by 17 basis points to 0.25 per cent, benefiting from the steady rise in market interest rates.

The gradual rise in market interest rates in 2005 led to a widening of deposit spreads and boosted the contribution made by net free funds. The net interest margin also benefited from the growth in customer advances, particularly higher yielding cards and personal and SME loans, and the increase in interest earned on the life insurance debt securities portfolio. The exclusion of HK$272 million in net interest expense of the trading and fair value portfolio following the change in accounting presentation in 2005 also contributed to the increase in net interest income.

Treasury securities investment and money market portfolios were negatively affected by the rise in funding costs and the flattening of yield curves. Average mortgage portfolio yields were lower than in 2004, although new mortgage pricing moved up gradually in the second half of 2005.

The impact of individual factors on net interest income and net interest margin is analysed below:

                                                   HK$m    Basis points
                                           Net interest    Net interest
                                                 income          margin

Widening of deposit spreads                         354               7
Increase in interest income from insurance
 fund assets                                        148               3
Narrowing of spreads on treasury securities
 investment and money market portfolios            (758)            (15)
Fall in mortgage portfolio yields                  (199)             (4)
Contribution from net free funds                    859              17
Loan growth and spread improvement                  137               3
Growth in average interest-earning assets           522               -
                                                  1,063              11

The average yield on the residential mortgage portfolio (excluding GHOS mortgages and staff loans) was 225 basis points below Best Lending Rate ('BLR') for 2005, compared with 202 basis points below BLR in 2004. The average yield was on a downward trend during the first half of 2005 but stabilised in the second half, with BLR and mortgage pricing gradually moving up. Mortgage incentive payments totaled HK$91 million, compared with HK$157 million in 2004.

With effect from 1 January 2005, and in accordance with HKAS 30, interest income and expenses of financial instruments for trading and designated at fair value are reported as net trading income and net income from financial instruments designated at fair value respectively. The following table shows the total net interest income from all sources for both years on a comparable basis.

                                            2005          2004
Figures in HK$m                                       restated

Net interest income as per income
 statement                                11,068        10,005
Interest income less expense from:
- trading financial instruments             (306)            -
- fair value financial instruments            34             -
Total net interest income                 10,796        10,005

Net fee income

                                         2005          2004
Figures in HK$m                                    restated

- Stockbroking and related services       493           560
- Retail investment products and
  funds under management                  916         1,388
- Insurance                               116           101
- Account services                        225           214
- Private banking                         174           111
- Remittances                             141           125
- Cards                                   705           598
- Credit facilities                       117           268
- Trade services                          375           360
- Other                                   132           116
Fee income                              3,394         3,841
Fee expense                              (520)         (416)
                                        2,874         3,425

Net fee income was HK$551 million, or 16.1 per cent, lower than in 2004. Sales of capital-guaranteed funds slowed significantly under a rising interest rate environment, leading to a fall of 34.0 per cent in fee income from retail investment products and funds under management. This was partly compensated by growth in the issue of market-linked instruments, which generate trading income instead of fee income. Credit facilities fees fell by HK$151 million, due mainly to the amortisation of fees as part of effective interest income under the new accounting standards. Income from stockbroking and securities-related activities fell by HK$67 million, or 12.0 per cent, affected by the fall in retail investor activity. Private banking investment services and advisory income rose by 56.8 per cent to HK$174 million. Card services income rose by HK$107 million, or 17.9 per cent. There has been a growth of 19.7 per cent in cardholder spending, the result of various cash dollar awards and merchant sponsored benefit campaigns, improved consumer sentiment and an expansion of 10.2 per cent in the credit card base following a series of successful acquisition programmes. Insurance agency commission also recorded encouraging growth of 14.9 per cent, mainly from commercial banking business.

Net trading income

                                            2005          2004
Figures in HK$m                                       restated

Dealing profits:
- Foreign exchange                           785           975
- Securities, derivatives and other trading
  activities                                 100            49
- Income from insurance fund assets            -            89
                                             885         1,113
Net interest expense on trading assets and
 liabilities                                (306)            -
                                             579         1,113

Net trading income fell by HK$534 million, or 48.0 per cent, compared with the previous year. Net trading income was maintained at the same level as that in 2004 excluding the impact of certain changes due to the application of new accounting standards that came into effect on 1 January 2005. These changes are the inclusion of net interest expense of HK$306 million on trading assets and liabilities and revaluation losses of HK$145 million on forward foreign exchange contracts linked to money market activities, and the reduction in the income of HK$89 million from the trading portfolio of life insurance fund assets.

There was a significant rise in income earned on derivatives embedded in currency and other market-linked deposits and instruments. This was offset by a fall in foreign exchange income due to lower customer transaction volumes, losses on securities and other trading in an adverse interest rate environment, and revaluation losses on certain financial instruments that failed to satisfy the hedging criteria of HKAS 39.

Net income from financial instruments designated at fair value

Net income from financial instruments designated at fair value amounted to HK$2 million, including net interest income and expense, investment income, and revaluation gains and losses. On adoption of HKAS 39 with effect from 1 January 2005, certain financial assets, liabilities and derivatives are designated at fair value, mainly to eliminate or significantly reduce accounting mismatch. Certain long-term insurance fund assets are also designated at fair value to meet policyholders' liabilities. Prior to the adoption of HKAS 39, these income streams were reported under their respective income categories.

Other operating income

                                             2005       2004
Figures in HK$m                                     restated

Rental income from invested properties        207        202
Value of in-force long-term assurance
 business                                     316        255
Other                                         275        316
                                              798        773

Analysis of income from wealth management businesses

                                           2005       2004
Figures in HK$m                                   restated

Investment income:
- retail investment products and
  funds under management^                 1,199      1,413
- private banking                           188        123
- stockbroking and related services         493        560
- margin trading                             63         66
                                          1,943      2,162
Insurance income:
- life insurance
  -- underwriting including embedded value  869        623
  -- life investment income^^               406        418
- general insurance and others              270        269
                                          1,545      1,310
Total                                     3,488      3,472

^ Income from retail investment products and funds under management includes income reported under net fee income on the sale of unit trust funds and third party investment products. It also includes profits on the issue of structured investment products, reported under net trading income.

^^ Investment income from insurance funds includes income reported as net interest income, net trading income and net income from financial instruments designated at fair value.

Wealth management income rose by HK$16 million, with the 17.9 per cent growth in insurance income making up for the 10.1 per cent reduction in income from investment services.

The life insurance business continued to gain momentum, achieving a 66.4 per cent growth in annualised premiums and gaining market share, with an increase in both the number of policies concluded and in the premium per policy. New products, such as 'Three Year Express Wealth' which provides comprehensive life cover and potential enhancement in investment return, have been very well received.

The investment services business became more diversified in 2005. Under a rising interest rate environment, focus was shifted from the sale of longer-term, capital-guaranteed funds which generate higher upfront fee income, to the issue of shorter-term, market-linked deposits and instruments which turn over more quickly but with lower profit margins. Private banking business continued to expand its customer base and funds under management, and reported growth of 52.8 per cent in investment services and advisory fees. Stockbroking and related services, however, fell by 12.0 per cent, affected by the fall in retail investor activity.

Total funds under management, including discretionary and advisory, grew by 18.1 per cent to HK$106.2 billion.

Loan impairment (charges)/releases and other credit risk provisions

                                            2005          2004
Figures in HK$m                                       restated

Loan impairment (charges)/releases
- individually assessed                     (309)          141
- collectively assessed
  -- portfolio basis                        (122)         (176)
  -- individually unimpaired loans          (187)          812
                                            (618)          777
Of which:
- new and additional                      (1,070)         (463)
- releases                                   351         1,131
- recoveries                                 101           109
                                            (618)          777


Loan impairment charges and other credit risk provisions amounted to HK$618 million, compared with a net release of HK$777 million in 2004. Impairment charges on individually assessed loans amounted to HK$309 million, with the increase in charges on commercial banking accounts partially offset by net releases from mortgages and personal loans, which benefited from rising property prices, falling unemployment, and a reduction in bankruptcy cases. This compared with a net release of HK$141 million, mainly from corporate and commercial banking customer accounts, in 2004. Charges on collectively assessed portfolios of small homogeneous loans amounted to HK$122 million, reflecting the improvement in credit card charge-off rates under the favourable economic environment. This compared favourably with the charge of HK$176 million on loans collectively assessed on a portfolio basis in 2004. Collective assessment of the loans not individually identified as impaired recorded a charge of HK$187 million, as loss rates were updated in the light of historic experience. This compared with a release of HK$812 million in 2004.

Operating expenses

                                          2005           2004
Figures in HK$m                                      restated

Employee compensation and benefits:
- salaries and other costs               2,144          2,065
- retirement benefit costs                 137            169
                                         2,281          2,234

General and administrative expenses:
- rental expenses                          207            193
- other premises and equipment             751            677
- other operating expenses               1,018            864
                                         1,976          1,734
Depreciation of business premises
 and equipment                             280            256
Amortisation of intangible assets            9              8
                                         4,546          4,232

Cost efficiency ratio                     28.0%          26.4%

Staff numbers by region^

                                          2005              2004

Hong Kong                                7,425             7,228
Mainland and others                        420               314
Total                                    7,845             7,542

^ Full-time equivalent

Operating expenses rose by HK$314 million, or 7.4 per cent. Staff costs increased by 2.1 per cent, due to the salary increment at the beginning of the year and the increase in staff numbers. The 10.9 per cent increase in other premises and equipment expenses was mainly attributable to information technology expenditure on the enhancement of the group's e-banking platform, credit management systems and new product launches. Other operating expenses rose by 17.8 per cent. The group stepped up its marketing expenditure to support the launch of new investment and insurance products and credit card promotion campaigns. Processing fees also increased with the further migration of back-office functions to HSBC Group service centres in lower cost areas. Depreciation of business premises and equipment rose by 9.4 per cent as a result of the increase in fair value of group premises.

The number of full-time equivalent staff increased by 303. The increased staff number in Hong Kong was mainly to further strengthen the Personal Financial Services and Commercial Banking relationship management teams. The expansion of the group's mainland network in 2005 (with the opening of a branch in Beijing and two sub-branches in Shanghai, plus the expansion of the Fuzhou branch) brought the mainland workforce to 377 full-time equivalent staff at 31 December 2005, an increase of 32.7 per cent over the previous year end.

The cost efficiency ratio for 2005 was 28.0 per cent, compared with 26.4 per cent for 2004.

Profit on disposal of fixed assets and financial investments

                                           2005          2004
Figures in HK$m                                      restated

Profit on disposal of available-for-sale
 securities
- realisation of amounts previously
  recognised in reserves at 1 January       611             -
- net losses arising in current year       (153)            -
                                            458             -

Profit on disposal of long-term financial
 investments
- realisation of amounts previously
  recognised in reserves at 1 January         -           371
- net gains arising in current year           -            41
                                              -           412

Profit less loss on disposal of fixed
 assets                                      19            30
                                            477           442

The profit on disposal of financial investments comprises gains on sales of equity securities less losses on disposals of available-for-sale debt securities.

Tax expenses

Taxation in the consolidated income statement represents:

                                            2005       2004
Figures in HK$m                                    restated

Current tax - provision
 for Hong Kong profits tax
Tax for the year                           1,501      1,522

Current tax - taxation
 outside Hong Kong
Tax for the year                              12          7

Deferred tax
Origination and reversal of
 temporary differences                       282        182

Total tax expenses                         1,795      1,711

The current tax provision is based on the estimated assessable profit for 2005, and is determined for the bank and its subsidiaries operating in the Hong Kong SAR by using the Hong Kong profits tax rate of 17.5 per cent (the same rate as in 2004). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the relevant countries are used.

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement except when it relates to items charged or credited directly to reserves, in which case the deferred tax is also recorded within reserves. The carrying amount of deferred tax assets/liabilities is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised.

Earnings per share

The calculation of earnings per share in 2005 is based on earnings of HK$11,342 million (HK$11,364 million in 2004) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from 2004).

Dividends per share

                                                   2005               2004
                                            HK$    HK$m        HK$    HK$m
                                      per share          per share

First interim                              1.10   2,103       1.10   2,103
Second interim                             1.10   2,103       1.10   2,103
Third interim                              1.10   2,103       1.10   2,103
Fourth interim                             1.90   3,633       1.90   3,633
                                           5.20   9,942       5.20   9,942

Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business by customer group information, which is more relevant to the group in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the customer groups or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct cost incurred by the respective customer groups and apportionment of management overheads. Rental charges at market rate for usage of premises are reflected as inter-segment income for the 'Other' customer group and inter-segment expenses for the respective customer groups.

(a) By customer group

The group's business comprises five customer groups. Personal Financial Services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including private banking, investment and insurance) to personal customers. Commercial Banking manages middle market and smaller corporate relationships and specialises in trade-related financial services. Corporate and Institutional Banking handles relationships with large corporate and institutional customers. Treasury engages in interbank and capital market activities and proprietary trading. Treasury also manages the funding and liquidity positions of the group and other market risk positions arising from banking activities. 'Other' mainly represents management of shareholders' funds and investments in premises, investment properties and equity shares.

Pre-tax profit contributed by the customer groups in 2005 compared with 2004 is set out in the table below. More customer group analysis and discussions are set out the 'Customer group performance' section in page 5.

                              Personal                  Corporate &                               Inter-
                             Financial   Commercial   Institutional                              segment
Figures in HK$m               Services      Banking         Banking     Treasury     Other   elimination     Total

Year ended 31Dec05

Profit before tax                7,686        1,078             507        1,072     3,015             -    13,358
Share of pre-tax profit           57.5%         8.1%            3.8%         8.0%     22.6%            -     100.0%

Year ended 31Dec04

Profit before tax                6,775        2,121             815        2,395     1,177             -    13,283
Share of pre-tax profit           51.0%        16.0%            6.1%        18.0%      8.9%            -     100.0%

(b) By geographical region

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

                                                     Mainland
Figures in HK$m                 Hong Kong Americas  and other       Total

Year ended 31Dec05

Income and expense

Total operating income             21,377    1,644        225      23,246
Profit before tax                  11,253    1,614        491      13,358

At 31Dec05

Total assets                      497,406   60,845     22,569     580,820
Total liabilities                 520,260    9,395      7,435     537,090
Capital expenditure incurred
 during year                          206        -         25         231
Contingent liabilities and
 commitments                      137,536        -      3,973     141,509

Year ended 31Dec04 (restated)

Income and expense

Total operating income             18,105    1,594        126      19,825
Profit before tax                  11,590    1,566        127      13,283

At 31Dec04

Total assets                      460,612   69,675     16,660     546,947
Total liabilities                 490,665    9,315      5,186     505,166
Capital expenditure incurred
 during year                          143        -          5         148
Contingent liabilities and
 commitments                      123,563        -      2,925     126,488

Analysis of financial assets and liabilities by accounting classification

The following matrix sets out the financial assets and liabilities by type and by accounting classification on adoption of HKAS 39. The related changes in accounting policies are set out in the appendix on page 65.

                                     Designated   Available   Amortised
Figures in HK$m         Trading   at fair value    for sale        cost     Total

At 31Dec05

Financial assets
Cash and balances with
 banks and other
 financial institutions      -                -           -       9,201     9,201
Placings with and
 advances to banks and
 other financial
 institutions                -                -           -      69,286    69,286
Treasury bills           2,594                -       4,816           -     7,410
Certificates of
 deposit                   538              194      25,909       1,138    27,779
Investment securities    9,468            5,833     148,448       9,593   173,342
Derivative financial
 instruments             1,245               16         454           -     1,715
Advances to customers        -                -           -     260,680   260,680
Total financial assets                                                    549,413
Other assets                                                               31,407
Total assets                                                              580,820

Financial liabilities
Deposits by banks            -                -           -      12,043    12,043
Customer accounts       24,422                -           -     430,995   455,417
Certificates of deposit
 and other debt
 securities in issue    13,616                -           -      10,023    23,639
Securities net short
 position                7,766                -           -           -     7,766
Derivative financial
 instruments             1,307               28         457           -     1,792
Liabilities to customers
 under investment
 contracts                   -                -           -         561       561
Subordinated liabilities     -              967           -       3,511     4,478
Total financial
 liabilities                                                              505,696
Liabilities to customers
 under insurance contracts                                                 15,335
Other liabilities                                                          16,059
Total liabilities                                                         537,090

Analysis of assets and liabilities by remaining maturity

The maturity analysis is based on the remaining period at the balance sheet date to the contractual maturity date, with the exception of the trading portfolios that may be sold before maturity and are accordingly recorded as 'Repayable on demand'.

                                                  Three
                                                 months       Three          One
                                 Repayable      or less      months         year         Over
                                        on      but not          to           to         five
Figures in HK$m                     demand    on demand    one year   five years        years      Undated         Total

Assets
Cash and balances with
 banks and other
 financial institutions              9,201            -           -            -            -            -         9,201
Placings with and
 advances to banks and
 other financial institutions       11,824       52,661       4,597          204            -            -        69,286
Trading assets                      12,600            -           -            -            -            -        12,600
Financial assets designated
 at fair value                           -           52         113        1,601        2,262        1,999         6,027
Derivative financial
 instruments                         1,246          106         105          233           25            -         1,715
Advances to customers               14,330       26,348      33,457       91,279       95,266            -       260,680
Financial investments                    -       14,214      35,010      126,831       12,528        1,321       189,904
Investments in associates                -            -           -            -            -        2,929         2,929
Investment properties                    -            -           -            -            -        4,273         4,273
Premises, plant and
 equipment                               -            -           -            -            -        6,750         6,750
Interest in leasehold land
 held for own use under
 operating lease                         -            -           -            -            -          594           594
Intangible assets                        -            -           -            -            -        1,636         1,636
Other assets                         8,589        4,589       1,360           28            6          653        15,225
At 31Dec05                          57,790       97,970      74,642      220,176      110,087       20,155       580,820
At 31Dec04                          37,328      108,219      75,973      209,636       99,669       16,122       546,947

Liabilities
Current, savings and other
 deposit accounts                  233,907      190,206       5,916          966            -            -       430,995
Deposits from banks                  1,664       10,370           9            -            -            -        12,043
Trading liabilities                 45,804            -           -            -            -            -        45,804
Financial liabilities
 designated at fair value                -            -           -            -          994          (27)          967
Derivative financial
 instruments                         1,307           22          81          346           36            -         1,792
Certificates of deposit and
 other debt securities in issue          -          233       1,952        7,788           50            -        10,023
Other liabilities                    6,706        6,661         442           48           99          182        14,138
Liabilities to customers under
 investment contracts                    -            -           -            -            -          561           561
Liabilities to customers under
 insurance contracts                     -            -           -            -            -       15,335        15,335
Deferred tax and current tax
 liabilities                           370            2          78            -            -        1,471         1,921
Subordinated liabilities                 -            -           -            -        3,511            -         3,511
At 31Dec05                         289,758      207,494       8,478        9,148        4,690       17,522       537,090
At 31Dec04                         319,208      144,903      16,059       12,738        1,677       10,581       505,166




Cash and balances with banks and other financial institutions

                                                 At 31Dec05        At 31Dec04
Figures in HK$m                                                      restated

Cash in hand                                         4,772              5,037
Balances with central banks                            303                692
Balances with banks and other financial
  institutions                                       4,126              1,519
                                                     9,201              7,248


Placings with and advances to banks and other financial institutions

                                                   At 31Dec05      At 31Dec04
Figures in HK$m                                                      restated

Placings with and advances to banks and other
  financial institutions maturing within one
  month                                                54,338          57,597
Placings with and advances to banks and
  other financial institutions maturing after
  one month                                            14,948          17,482
                                                       69,286          75,079

Trading assets
                                                   At 31Dec05      At 31Dec04
Figures in HK$m                                                      restated

Treasury bills                                          2,594           2,347
Certificates of deposit                                   538              19
Other debt securities                                   9,440           1,822
Debt securities                                        12,572           4,188
Equity shares                                              28              44
                                                       12,600           4,232

Debt securities:
- listed in Hong Kong                                     767             693
- listed outside Hong Kong                                  -               7
                                                          767             700
- unlisted                                             11,805           3,488
                                                       12,572           4,188
Equity shares:
- listed in Hong Kong                                      17              10
- unlisted                                                 11              34
                                                           28              44
                                                       12,600           4,232

Debt securities:
Issued by public bodies:
- central governments and central banks                 5,625           4,027
- other public sector entities                          1,489               2
                                                        7,114           4,029
Issued by other bodies:
- banks and other financial institutions                2,836              78
- corporate entities                                    2,622              81
                                                        5,458             159
Equity shares:
Issued by corporate entities                               28              44
                                                       12,600           4,232

Trading assets increased by HK$8,368 million, or 197.7 per cent, due mainly to the increase in other debt securities. On adoption of HKAS 39, certain debt securities and the related interest rate swaps were transferred to the trading book to better reflect the management of these instruments.

Financial assets designated at fair value

Figures in HK$m                                   At 31Dec05       At 31Dec04

Certificates of deposit                                  194                -
Other debt securities                                  4,075                -
Debt securities                                        4,269                -
Equity shares                                          1,758                -
                                                       6,027                -

Debt securities:
- listed in Hong Kong                                    100                -
- listed outside Hong Kong                                22                -
                                                         122                -
- unlisted                                             4,147                -
                                                       4,269                -
Equity shares:
- listed in Hong Kong                                    732                -
- listed outside Hong Kong                               979                -
                                                       1,711                -
- unlisted                                                47                -
                                                       1,758                -
                                                       6,027                -
Debt securities:
Issued by public bodies:
- central governments and central banks                  865                -
- other public sector entities                           295                -
                                                       1,160                -
Issued by other bodies:
- banks and other financial institutions               2,937                -
- corporate entities                                     172                -
                                                       3,109                -
Equity shares:
Issued by corporate entities                           1,758                -
                                                       6,027                -

Financial assets are designated at fair value, usually together with the related liabilities or derivative financial instruments, primarily for the purpose of eliminating or significantly reducing the accounting mismatch. The figures also include those financial assets of the life insurance funds designated at fair value for backing policyholder liabilities. The policy and criteria for financial instruments designated at fair value are set out in the appendix.

Advances to customers

                                                 At 31Dec05        At 31Dec04
Figures in HK$m                                                      restated

Gross advances to customers                         261,714           252,564

Loan impairment allowances:
- individually assessed                                (524)             (692)
- collectively assessed                                (510)             (319)
                                                    260,680           251,553

Included in advances to customers are:
- trade bills                                         3,024             3,053
- loan impairment allowances                            (14)               (8)
                                                      3,010             3,045

Loan impairment allowances against advances to customers

                                        Collectively assessed
                                                         Loans not
                                                      individually
                         Individually   Portfolio    identified as
Figures in HK$m              assessed       basis         impaired     Total

At 1 January 2005 (restated)      692          30              289     1,011
Amounts written off              (510)       (166)               -      (676)
Recoveries of advances written
  off in previous years            53          48                -       101

New impairment allowances
  charged to income statement     707         176              187     1,070
Impairment allowances released
  to income statement            (398)        (54)               -      (452)
Unwind of discount of loan
  impairment allowances           (20)          -                -       (20)
At 31 December 2005               524          34              476     1,034

Total loan impairment allowances as a percentage of gross advances to customers are as follows:

                                                At 31Dec05           At 31Dec04
                                                         %           restated %
Loan impairment allowances
- individually assessed                               0.20                 0.27
- collectively assessed
  -- portfolio basis                                  0.01                 0.01
  -- loans not individually identified as impaired    0.18                 0.12
Total loan impairment allowances                      0.39                 0.40

Total loan impairment allowances as a percentage of gross advances to customers stood at 0.39 per cent at 31 December 2005, compared with 0.40 per cent at the previous year-end. Individually assessed allowances as a percentage of gross advances fell to 0.20 per cent, reflecting the writing off of irrecoverable balances against impairment allowances, and the release of impairment allowances on mortgage and personal loans under the rising property market and stable credit environment. Collectively assessed allowances were 0.19 per cent of gross advances to customers.

Impaired advances/non-performing advances and allowances

                                               At 31Dec05          At 31Dec04
Figures in HK$m                                                      restated

Gross impaired advances/non-performing advances     1,433               1,793
Loan impairment allowances                           (558)               (722)
Net impaired advances/non-performing advances         875               1,071

Loan impairment allowances
  as a percentage of gross impaired advances/
  non-performing advances                            38.9%               40.3%

Gross impaired advances/non-performing advances
  as a percentage of gross advances to customers      0.5%                0.7%

Impaired advances are individually assessed advances with objective evidence of impairment on an individual basis. Impairment allowances are made to write down the carrying value of the advances to the discounted value of future recoverable amounts, including the realisation of collateral.

Non-performing advances are advances on which interest has been placed in suspense or on which interest accrual has ceased to accrue.

Gross impaired advances as a percentage of gross advances to customers stood at
0.5 per cent, compared with the ratio of gross non-performance advances to gross advances to customers of 0.7 per cent in 2004. Gross impaired advances were HK$1,433 million, which was lower than the non-performing advances of HK$1,793 million at last year-end, mainly due to the recovery and upgrading of residential mortgages.

Overdue advances

Advances to customers that are more than three months overdue and their expression as a percentage of gross advances to customers are as follows:

                                    At 31Dec05               At 31Dec04
                                                               restated
                                   HK$m      %        HK$m            %

Gross advances to customers which
  have been overdue with respect to
  either principal or interest for
  periods of:
- six months or less but over three
  months                            482    0.2         587          0.2
- one year or less but over six
  months                            211    0.1         304          0.1
- over one year                     169      -         430          0.2
                                    862    0.3       1,321          0.5

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at year-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at year-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Rescheduled advances

Rescheduled advances and their expression as a percentage of gross advances to customers is as follows:

                                     At 31Dec05              At 31Dec04
                                                               restated
                                     HK$m     %       HK$m            %

Rescheduled advances to customers     361   0.1      1,512          0.6

Rescheduled advances are those that have been rescheduled or renegotiated for reasons related to the borrower's financial difficulties. This will normally involve the granting of concessionary terms and resetting the overdue account to non-overdue status. A rescheduled advance will continue to be disclosed as such unless the debt has been performing in accordance with the rescheduled terms for a period of six to 12 months. Rescheduled advances that have been overdue for more than three months under the rescheduled terms are reported as overdue advances to customers (page 37).

Rescheduled advances fell by HK$1,151 million, or 76.1 per cent, to HK$361 million at 31 December 2005, representing only 0.1 per cent of gross advances to customers. The reduction was mainly the result of the repayment and upgrade of certain corporate customer and personal loans.

Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area which is different from that of the counterparty. At 31 December 2005, over 90 per cent of the group's advances to customers, including related impaired advances and overdue advances, were classified under Hong Kong (position unchanged from that at 31 December 2004).

Gross advances to customers by industry sector

The analysis of gross advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ('HKMA') is as follows:

                                             At 31Dec05           At 31Dec04
Figures in HK$m                                                     restated

Gross advances to customers for use in
  Hong Kong

Industrial, commercial and financial sectors
Property development                             16,446               12,818
Property investment                              45,964               44,732
Financial concerns                                  968                3,996
Stockbrokers                                        221                  314
Wholesale and retail trade                        5,562                5,460
Manufacturing                                     7,761                4,384
Transport and transport equipment                11,919               11,173
Other                                            21,628               22,010
                                                110,469              104,887
Individuals
Advances for the purchase of flats under the
  Government Home Ownership Scheme, Private
  Sector Participation Scheme and Tenants
  Purchase Scheme                                22,879               26,386
Advances for the purchase of other
  residential properties                         81,318               79,987
Credit card advances                              7,735                6,534
Other                                             7,563                7,122
                                                119,495              120,029
Total gross advances for use in Hong Kong       229,964              224,916
Trade finance                                    15,874               15,539
Gross advances for use outside Hong Kong         15,876               12,109
Gross advances to customers                     261,714              252,564

Lending to the industrial, commercial and financial sectors rose by 5.3 per cent during 2005. Property development and investment grew by 8.4 per cent, reflecting the active property market. Wholesale, retail and manufacturing together were up by 35.3 per cent, driven by the continued expansion of the economy and growth in external trade. Lending to the transport and transport equipment sector, including taxi and other motor vehicle loans, recorded growth of 6.7 per cent. Financial concerns lending fell by 75.8 per cent, due mainly to the repayment of a money market loan from a public sector entity.

Lending to individuals fell by 0.4 per cent compared with the end of 2004. Excluding mortgages under the GHOS Scheme, which remained suspended during 2005, lending to individuals grew by 3.2 per cent. Residential mortgages went up by
1.7 per cent in an active and competitive market. Card advances rose by 18.4 per cent, reflecting increases in card spending and in the card base of 19.7 per cent and 10.2 per cent respectively. Personal advances, grouped under the 'Other' sector, grew by 51.8 per cent, reflecting the success of the group in expanding its consumer finance business.

Trade finance advances rose by 2.2 per cent. The growth in trade finance to CMB customers, who benefited from the strong regional trade flows, was partly offset by repayments made by certain CIB trading corporations.

Gross advances for use outside Hong Kong recorded growth of 31.1 per cent. The loan portfolio of the mainland branches expanded by 41.9 per cent in 2005 to HK$10.5 billion, with encouraging growth recorded in commercial and residential mortgage lending.

Financial investments

                                                  At 31Dec05             At 31Dec04
Figures in HK$m                                                            restated

Available-for-sale at fair value
- debt securities                                    177,813                      -
- equity shares                                        1,360                      -
Long-term equity shares at fair value                      -                  1,838
Other financial investments attributable to
  policyholders
- debt securities at fair value                            -                    676
- equity shares at fair value                              -                  1,092
Held-to-maturity debt securities at amortised
  cost                                                10,731                181,100
                                                     189,904                184,706
Fair value of held-to-maturity debt securities        10,778                182,577

Treasury bills                                         4,816                  4,280
Certificates of deposit                               27,048                 35,424
Other debt securities                                156,680                142,072
Debt securities                                      188,544                181,776
Equity shares                                          1,360                  2,930
                                                     189,904                184,706
Debt securities:
- listed in Hong Kong                                  3,008                  5,757
- listed outside Hong Kong                             1,947                 28,497
                                                       4,955                 34,254
- unlisted                                           183,589                147,522
                                                     188,544                181,776
Equity shares:
- listed in Hong Kong                                  1,049                  2,040
- listed outside Hong Kong                               186                    503
                                                       1,235                  2,543
- unlisted                                               125                    387
                                                       1,360                  2,930
                                                     189,904                184,706
Fair value of listed financial investments             6,209                 36,927

Debt securities:
Issued by public bodies:
- central governments and central banks               15,981                 20,134
- other public sector entities                         8,667                 13,932
                                                      24,648                 34,066
Issued by other bodies:
- banks and other financial institutions             149,557                128,051
- corporate entities                                  14,339                 19,659
                                                     163,896                147,710
Equity shares:
Issued by corporate entities                           1,360                  2,930
                                                     189,904                184,706

Available-for-sale investments include treasury bills, certificates of deposit, other debt securities and equity shares intended to be held for an indefinite period of time, but which may be sold in response to needs for liquidity or changes in the market environment. Available-for-sale investments are carried at fair value with the gains and losses from change in fair value recognised through equity reserves.

Held-to-maturity debt securities are stated at amortised cost. Where debt securities have been purchased at a premium or discount, the carrying value of the security is adjusted to reflect the effective interest rate of the debt security taking into account such premium or discount.

On adoption of HKAS 39 on 1 January 2005, with the exception of the portfolio of debt securities for life insurance funds, the group has re-designated all held-to-maturity debt securities as available-for-sale securities, trading assets and financial assets designated at fair value. There was no such re-designation in 2004, as retrospective application of HKAS 39 is not permitted.

Amounts due from/to immediate holding company and fellow subsidiary companies

At balance sheet dates, the amounts due from/to immediate holding company and fellow subsidiary companies included in the assets and liabilities balances of the consolidated balance sheet are analysed as follows:

                                             At 31Dec05           At 31Dec04
Figures in HK$m                                                     restated

Amounts due from:
Cash and balances with banks and other
  financial institutions                            718                1,227
Placings with and advances to banks and
  other financial institutions                    3,495                2,416
Trading assets                                       50                    -
Derivative financial instruments                    145                  177
Financial assets designated at fair value         2,299                    -
Financial investments                             1,135                1,728
Other assets                                         29                   47
                                                  7,871                5,595

                                             At 31Dec05           At 31Dec04
Figures in HK$m                                                     restated

Amounts due to:
Customer accounts                                   167                  165
Deposits from banks                               5,136                3,301
Derivative financial instruments                    488                  308
Subordinated liabilities                          2,016                    -
Other liabilities                                   361                  157
                                                  8,168                3,931

Investments in associates

                                             At 31Dec05           At 31Dec04
Figures in HK$m                                                     restated

Share of net assets                               2,611                1,988
Goodwill                                            318                  311
                                                  2,929                2,299

Investments in associates rose by 27.4 per cent, mainly reflecting the increase in share of profits from associates.

Intangible assets

                                            At 31Dec05            At 31Dec04
Figures in HK$m                                                     restated

Value of in-force long-term assurance
  business                                       1,565                 1,249
Internal developed software                         56                     -
Other intangible assets                             15                    17
                                                 1,636                 1,266

Other assets
                                            At 31Dec05            At 31Dec04
Figures in HK$m                                                     restated

Items in the course of collection from
  other banks                                    8,068                 4,456
Prepayments and accrued income                   3,016                 2,420
Deferred tax assets                                  9                    11
Non current assets held for sale                   216                   320
Acceptances and endorsements                     2,371                     -
Other accounts                                   1,545                 2,123
                                                15,225                 9,330

On adoption of HKFRS 5, repossessed collateral assets have been reclassified from 'Advances to customers' to 'Non current assets held for sale' under 'Other assets'.

Current, savings and other deposit accounts

                                             At 31Dec05           At 31Dec04
Figures in HK$m                                                     restated

Current, savings and other deposit
  accounts:
- as per consolidated balance sheet             430,995              447,460
- structured deposits reported as
  trading liabilities                            24,422                    -
                                                455,417              447,460
By type:
- demand and current accounts                    27,248               36,148
- savings accounts                              188,839              251,192
- time and other deposits                       239,330              160,120
                                                455,417              447,460

Certificates of deposit and other debt securities in issue

                                             At 31Dec05            At 31Dec04
Figures in HK$m                                                      restated

Certificates of deposit and other debt
  securities in issue:
- as per consolidated balance sheet              10,023                16,055
- structured certificates of deposit and
  other debt securities in issue reported
  as trading liabilities                         13,616                     -
                                                 23,639                16,055

By type:
- Certificates of deposit in issue               22,525                15,409
- Other debt securities in issue                  1,114                   646
                                                 23,639                16,055

Customer deposits, including certificates and other debt securities in issue, rose 3.4 per cent to HK$479.1 billion.

Current, savings and other deposit accounts (including structured deposits reported as trading liabilities) rose by HK$8.0 billion, or 1.8 per cent, to HK$455.4 billion at 31 December 2005. Certificates of deposit and other debt securities in issue (including those reported as trading liabilities) recorded encouraging growth of HK$7.6 billion, or 47.2 per cent, to HK$23.6 billion at 31
December 2005. In the rising interest rate environment, customer deposits have shifted from current and savings accounts to time deposits. Certificates of deposit and structured deposit instruments with yield enhancement features also gained in popularity.

Trading liabilities

                                             At 31Dec05            At 31Dec04
Figures in HK$m                                                      restated

Certificates of deposit and other debt
  securities in issue                            13,616                     -
Structured deposits                              24,422                     -
Short positions in securities                     7,766                 5,840
                                                 45,804                 5,840

Trading liabilities includes customer deposits and certificates of deposit with embedded options or other derivatives, the market risk of which was managed in the trading book.

Other liabilities

                                           At 31Dec05             At 31Dec04
Figures in HK$m                                                     restated

Items in the course of
  transmission
  to other banks                                6,517                  6,136
Accruals                                        1,653                  2,303
Acceptances and endorsements                    2,371                      -
Other                                           3,597                  3,301
                                               14,138                 11,740

Subordinated liabilities

During the year, the group issued subordinated notes amounting to HK$2,500 million and obtained a subordinated loan of US$260 million from its immediate holding company. Details of the transactions are as follows:

Figures in HK$m                                At 31Dec05         At 31Dec04


Nominal value      Description

Amount owed to third parties

HK$1,500 million     Callable floating rate
                       subordinated notes
                       due June 2015                  1,495                  -

HK$1,000 million     4.125 per cent callable
                       fixed rate
                       subordinated notes
                       due June 2015                    967                  -

Amount owed to HSBC Group undertakings

US$260 million       Callable floating rate
                       subordinated loan debt
                       due December 2015              2,016                  -
                                                      4,478                  -

Representing:
- measured at amortised cost                          3,511                  -
- designated at fair value                              967                  -
                                                      4,478                  -

The above subordinated notes and loan each carries a one-time call option exercisable by the group on a day falling five years plus one day after the relevant date of issue/drawdown.

The floating rate notes of HK$1,500 million bear interest at the rate of three-month HIBOR plus 0.35 per cent, payable quarterly from the issue date to the call option date. Thereafter, if the notes are not redeemed on the call option date, the interest rate will be reset to three-month HIBOR plus
0.85 per cent, payable quarterly.

The fixed rate notes of HK$1,000 million bear interest at the rate of
4.125 per cent per annum, payable semi-annually from the issue date to the call option date. The notes, if not redeemed on the call option date, will become floating rate notes bearing interest at the rate of three-month HIBOR plus 0.825 per cent payable quarterly.

The fixed rate notes are reported as financial liabilities designated at fair value together with the interest rate swap transacted to manage the interest rate risk.

The floating rate subordinated loan debt of US$260 million bears interest at the rate of three-month LIBOR plus 0.31 per cent, payable quarterly from the issue date to the call option date. Thereafter, if the loan is not repaid on the call option date, the interest rate will be reset to three-month LIBOR plus
0.81 per cent, payable quarterly.

Shareholders' funds

                                          At 31Dec05            At 31Dec04
Figures in HK$m                                                   restated

Share capital                                  9,559                 9,559
Retained profits                              26,052                23,856
Property revaluation reserve                   3,543                 2,778
Long-term equity investment
  revaluation reserve                              -                   935
Cash flow hedges reserve                        (483)                    -
Available-for-sale investment reserve            (17)                    -
Capital redemption reserve                        99                    99
Other reserves                                   185                    69
Total reserves                                29,379                27,737
                                              38,938                37,296
Proposed dividends                             3,633                 3,633
Shareholders' funds                           42,571                40,929

Return on average shareholders' funds           27.5%                 28.5%

Save for the issuance of subordinated notes in June 2005, there was no purchase, sale or redemption of the group's listed securities by the bank or any of its subsidiaries during 2005.

Shareholders' funds (excluding proposed dividends) rose by HK$1,642 million, or
4.4 per cent, to HK$38,938 million at 31 December 2005. Retained profits increased by HK$2,196 million, and the property revaluation reserve rose by HK$765 million reflecting the improved property market. These were partially offset by the HK$500 million revaluation loss on available-for-sale investment securities, and on interest rate swaps designated as cash flow hedges.

The return on average shareholders' funds was 27.5 per cent, compared with 28.5 per cent in 2004.

Capital resources management

Analysis of capital base and risk-weighted assets

Figures in HK$m                      At 31Dec05          At 31Dec04

Capital base
Tier 1 capital
- Share capital                           9,559               9,559
- Retained profits                       21,439              20,560
- Classified as regulatory reserve         (510)                  -
- Capital redemption reserve                 99                  99
- Less: goodwill                           (318)               (302)
- Total                                  30,269              29,916
Tier 2 capital
- Property revaluation reserve            5,114               5,322
- Available-for-sale investment
  and equity revaluation reserve             (5)                625
- Collective impairment allowances          510                 289
- Regulatory reserve                        510                   -
- Term subordinated debt                  4,479                   -
- Total                                  10,608               6,236
Unconsolidated investments and
  other deductions                       (3,444)             (2,829)
Total capital base after deductions      37,433              33,323

Risk-weighted assets
On-balance sheet                        277,617             259,429
Off-balance sheet                        14,739              16,577
Total risk-weighted assets              292,356             276,006
Total risk-weighted assets adjusted
  for market risk                       291,570             277,029



                                             At 31Dec05          At 31Dec04

Capital adequacy ratios
After adjusting for market risk
- Tier 1^                                          10.4%              10.8%
- Total^                                           12.8%              12.0%

Before adjusting for market risk
- Tier 1                                           10.4%              10.8%
- Total                                            12.8%              12.1%

^ The capital ratios take into account market risks in accordance with the relevant HKMA guideline under the Supervisory Policy Manual.

In accordance with the HKMA guideline Impact of the New Hong Kong Accounting Standards on Authorised Institutions' Capital Base and Regulatory Reporting, the Group has earmarked a 'regulatory reserve' from retained profits. This regulatory reserve is included as tier 2 capital together with the group's collective impairment allowances.

The total capital ratio rose by 0.8 percentage points over 2004 to reach 12.8 per cent at 31 December 2005. The capital base increased by HK$4,110 million to HK$37,433 million. During the year, the group issued HK$2,500 million in subordinated notes and obtained a subordinated loan of US$260 million, both qualified as tier 2 capital, to achieve a more balanced capital structure and to support business growth. Risk-weighted assets adjusted for market risk grew by
5.2 per cent, attributable mainly to the increase in advances to customers and financial investments.

Liquidity ratio

The average liquidity ratio for the year, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

                                                  2005       2004

The bank and its major banking subsidiaries       45.1%      47.2%

Reconciliation of cash flow statement

(a)Reconciliation of operating profit to net cash flow from operating activities

                                              2005                2004
Figures in HK$m                                               restated

Operating profit                            11,068              12,598
Net interest income                        (11,068)            (10,005)
Dividend income                                (60)                (89)
Loan impairment charges/(releases)
  and other credit risk provisions             618                (777)
Depreciation                                   280                 256
Amortisation of intangible assets                9                   8
Amortisation of available-for-
  sale investments                              12                   -
Amortisation of held-to-maturity
  debt securities                                -                 426
Advances written off net of
  recoveries                                  (575)               (577)
Interest received                           13,578               9,369
Interest paid                               (7,443)             (2,646)
Operating profit before changes
  in working capital                         6,419               8,563
Change in placings with and
  advances to banks
  maturing after one month                   2,534               2,658
Change in trading assets                     3,983              (2,541)
Change in financial assets
  designated at fair value                   1,060                   -
Change in derivative financial
  instruments                                 (395)                (88)
Change in advances to customers             (8,857)            (21,244)
Change in available-for-sale
  investments                                8,113                   -
Change in held-to-maturity
  debt securities                                -              (1,590)
Change in other assets                     (11,929)             (4,000)
Change in current, savings and
  other deposit accounts                    (9,189)             15,307
Change in deposits from banks                  110               8,938
Change in trading liabilities               29,263               4,326
Change in certificates of deposit
  and other debt securities in issue        (2,589)              8,168
Change in other liabilities                  9,423               4,955
Elimination of exchange differences
  and other non-cash items                     315              (4,904)
Cash generated from operating activities    28,261              18,548
Taxation paid                               (1,421)               (925)
Net cash inflow from operating activities   26,840              17,623


(b) Analysis of the balances of cash and cash equivalents

                                             At 31Dec05       At 31Dec04
Figures in HK$m                                                 restated

Cash and balances with banks and
  other financial institutions                    9,201            7,248
Placings with and advances
  to banks and other
  financial institutions maturing
  within one month                               53,294           57,071
Treasury bills                                    3,018               47
Certificates of deposit                               -            2,685
                                                 65,513           67,051


                                                           Credit           Risk-
                                          Contract     equivalent        weighted
Figures in HK$m                             amount         amount          amount

At 31Dec05

Contingent liabilities:
Guarantees                                   4,133          3,907           3,131

Commitments:
Documentary credits and short-term
  trade-related transactions                 7,402          1,480           1,480
Undrawn formal standby facilities,
  credit lines and
  other commitments to lend:
- under one year                           109,369              -               -
- one year and over                         20,385         10,193           9,158
Other                                          220            220             220
                                           137,376         11,893          10,858

Exchange rate contracts:
Spot and forward foreign exchange          188,088          1,426             333
Other exchange rate contracts               15,176            193              48
                                           203,264          1,619             381

Interest rate contracts:
Interest rate swaps                        161,083          1,472             308
Other interest rate contracts                4,255             20               4
                                           165,338          1,492             312

Other derivative contracts                   1,194             86              17


                                                   Credit          Risk-
                                  Contract     equivalent       weighted
Figures in HK$m                     amount         amount         amount

At 31Dec04

Contingent liabilities:
Guarantees                           7,039          6,764          3,429

Commitments:
Documentary credits and
  short-term
  trade-related transactions         9,020          1,844          1,805
Undrawn formal standby
  facilities, credit lines
  and other commitments to lend:
- under one year                    86,714              -              -
- one year and over                 23,677         11,839         10,460
Other                                   38             38             38
                                   119,449         13,721         12,303

Exchange rate contracts:
Spot and forward foreign exchange  138,269          1,066            298
Other exchange rate contracts       23,158            323            106
                                   161,427          1,389            404

Interest rate contracts:
Interest rate swaps                120,603          1,421            347
Other interest rate contracts        5,067             15              6
                                   125,670          1,436            353

Other derivative contracts           1,373             46             23


The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, and from 0 per cent to 50 per cent for exchange rate, interest rate and other derivatives contracts.

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Off-balance sheet financial instruments arise from futures, forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets.

The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk. The credit equivalent amount of these instruments is measured as the sum of positive marked-to-market values and the potential future credit exposure in accordance with the Third Schedule of the Hong Kong Banking Ordinance.

Derivative financial instruments are held for trading, as financial instruments designated at fair value, or designated as either fair value hedge or cash flow hedges. The accounting policies for each class of derivatives on adoption of HKAS 39 are set out in the appendix. The following table shows the nominal value and marked-to-market value of assets and liabilities of each class of derivatives.

                                    At31Dec05                  At31Dec04
                                Trading/
                              designated
                                 at fair                                 Non-
Figures in HK$m                    value      Hedging     Trading     trading

Contract amounts:
Interest rate
  contracts                      102,233       63,105      54,755      70,915
Exchange rate
  contracts                      203,264            -     161,117         310
Other derivative
  contracts                        1,194            -       1,373           -
                                 306,691       63,105     217,245      71,225

Derivative assets:
Interest rate
  contracts                          481          454         519           -
Exchange rate
  contracts                          776            -       1,160           -
Other derivative
  contracts                            4            -           5           -
                                   1,261          454       1,684           -

Derivative liabilities:
Interest rate
  contracts                          998          457         477           -
Exchange rate
  contracts                          310            -         796           -
Other derivative
  contracts                           27            -           -           -
                                   1,335          457       1,273           -

The above derivative assets and liabilities, being the positive or negative marked-to-market value of the respective derivative contracts, represent gross replacement costs, as none of these contracts are subject to any bilateral netting arrangements.

Cross-border claims

Cross-border claims include receivables and loans and advances, and balances due from banks and holdings of certificates of deposit, bills, promissory notes, commercial paper and other negotiable debt instruments, as well as accrued interest and overdue interest on these assets. Claims are classified according to the location of the counterparties after taking into account the transfer of risk. For a claim guaranteed by a party situated in a country different from the counterparty, the risk will be transferred to the country of the guarantor. For a claim on the branch of a bank or other financial institution, the risk will be transferred to the country where its head office is situated. Claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross-border claims are shown as follows:


                                         Banks     Sovereign
                                       & other      & public
                                     financial        sector
Figures in HK$m                   institutions      entities         Other           Total

At31Dec05


Asia-Pacific excluding
  Hong Kong:
- Australia                             23,961           144           712          24,817
- other                                 38,140         1,447         6,882          46,469
                                        62,101         1,591         7,594          71,286
The Americas:
- Canada                                16,229         3,976         1,677          21,882
- other                                 13,182         2,460        10,712          26,354
                                        29,411         6,436        12,389          48,236
Western Europe:
- United Kingdom                        23,008             -         7,842          30,850
- other                                 81,089         1,430         6,207          88,726
                                       104,097         1,430        14,049         119,576

At31Dec04

Asia-Pacific excluding Hong
  Kong:
- Australia                             21,429           62           1,223           22,714
- other                                 26,222        1,530           5,432           33,184
                                        47,651        1,592           6,655           55,898
The Americas:
- Canada                                19,748        4,957           1,556           26,261
- other                                 11,320        2,744          10,252           24,316
                                        31,068        7,701          11,808           50,577
Western Europe:
- United Kingdom                        23,794           16           5,945           29,755
- other                                 76,926        2,063           5,711           84,700
                                       100,720        2,079          11,656          114,455

Additional information

1. Statutory accounts and accounting policies

The information in this news release does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2005 ('2005 accounts'), which will be delivered to the Registrar of Companies and the HKMA. The statutory accounts comply with the module on 'Financial Disclosure by Locally Incorporated Authorised Institutions' under the Supervisory Policy Manual issued by the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 6 March 2006.

The 2005 accounts and this news release have been prepared on a basis consistent with the accounting policies adopted in the 2004 accounts except for the changes in accounting policies following the adoption of the new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ('HKFRSs') issued by The Hong Kong Institute of Certified Public Accountants, which became effective for accounting periods beginning on or after 1 January 2005.

The significant changes in accounting policies on adoption of the new HKFRSs and the financial impacts on the current and prior accounting periods are set out in the appendix to this news release.

Comparative figures have been restated to conform with the new accounting policies except for those applying to financial instruments under HKAS 39 'Financial instruments: recognition and measurement'.

2. Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. Property revaluation

On 30 September 2005, the group's premises and investment properties were revalued by DTZ Debenham Tie Leung Limited who confirmed that there had been no material change in valuation at 31 December 2005. The valuation was carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market for existing use and the basis of valuation for investment properties was open market value. The revaluation surplus for group premises amounted to HK$1,199 million of which HK$153 million was a reversal of revaluation deficits previously charged to the income statement. The balance of HK$1,046 million was credited to the property revaluation reserve. Revaluation gains on investment properties of HK$1,160 million were recognised through the income statement on adoption of HKAS 40. The related deferred tax provisions for group premises and investment properties were HK$210 million and HK$203 million respectively.

Market risk is the risk that foreign exchange rates, interest rates or equity and commodity prices will move and result in profits or losses for the group. The group's market risk arises from customer-related business and from position taking.

Market risk is managed within risk limits approved by the Board of Directors. Risk limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value at risk ('VAR') limits at a portfolio level.

The group adopts the risk management policies and risk measurement techniques developed by the HSBC Group. The daily risk monitoring process measures actual risk exposures against approved limits and triggers specific action to ensure the overall market risk is managed within an acceptable level.

VAR is a technique which estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. In line with the HSBC Group, Hang Seng refined its basis of calculating VAR from one predominantly based on variance/co-variance ('VCV') to one predominantly based on historical simulation ('HS'), effective 3 May 2005. This latter calculation was introduced because it better captures the non-linear characteristics of certain market risk positions. HS uses scenarios derived from historical market rates, and takes account of the relationships between different markets and rates, for example, interest rates and foreign exchange rates. Movements in market prices are calculated by reference to market data from the last two years. The group has changed the assumed holding period from a 10-day period to a one-day period as this reflects the way the risk positions are managed. Comparative VAR numbers have been re-stated to reflect this change. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types. In recognition of the inherent limitations of VAR methodology, stress testing is performed to assess the impact of extreme events on market risk exposures.

The group has obtained approval from the HKMA to change the VAR model from VCV to HS for calculating market risk in capital adequacy reporting and the HKMA has expressed itself satisfied with the group's market risk management process.

The group's VAR for all interest rate risk and foreign exchange risk positions and on individual risk portfolios during 2005 and 2004 are shown in the tables below. The VAR figures for 2005 are based on four months' VCV and eight months' HS.

VAR
                                            Minimum   Maximum   Average
                                             during    during       for
                                                the       the       the
Figures in HK$m                 At31Dec05      year      year      year

VAR for all interest rate
  risk and foreign
  exchange risk                       113       111       264       181
VAR for foreign
  exchange risk
  (trading)                             3         -         6         2
VAR for interest rate risk
- trading                               3         1        21         4
- non-trading                         118       117       260       180

                                            Minimum   Maximum   Average
                                             during    during       for
                                At31Dec04       the       the       the
Figures in HK$m                (restated)      year      year      year

VAR for all interest rate
risk
and foreign exchange risk             125        79       191       118
VAR for foreign
  exchange risk
  (trading)                             1         -        18        11
VAR for interest rate risk
- trading                               1         -         5         1
- non-trading                         125        77       191       117


The average daily revenue earned from market risk-related treasury activities in 2005, including non-trading book net interest income and funding related to dealing positions, was HK$5 million (HK$10 million for 2004). The standard deviation of these daily revenues was HK$8 million (HK$5 million for 2004). An analysis of the frequency distribution of daily revenues shows that out of 247 trading days in 2005, losses were recorded on 15 days and the maximum daily loss was HK$84 million. The most frequent result was a daily revenue of between HK$2 million and HK$6 million, with 127 occurrences. The highest daily revenue was HK$23 million.

Interest rate risk arises in both the treasury dealing portfolio and accrual books, which are managed by Treasury under limits approved by the Board of Directors. The average daily revenue earned from treasury-related interest rate activities for 2005 was HK$3 million (HK$6 million for 2004).

The group's foreign exchange exposures mainly comprise foreign exchange dealing by Treasury and currency exposures originated by its banking business. The latter are transferred to Treasury where they are centrally managed within foreign exchange position limits approved by the Board of Directors. The average one-day foreign exchange profit for 2005 was HK$2 million (HK$4 million for 2004).

Structural foreign exchange positions arising from capital investment in subsidiaries and branches outside Hong Kong, mainly in US dollar and renminbi as set out in Note 5, are managed by the Asset and Liability Management Committee.

5. Foreign currency positions

Foreign currency exposures include those arising from dealing, non-dealing and structural positions. At 31 December 2005, the US dollar (US$) was the only currency in which the group had a non-structural foreign currency position which exceeded 10 per cent of the total net position in all foreign currencies.

Figures in HK$m                       At31Dec05              At31Dec04
                                    US$       RMB          US$        RMB
Non-structural position
Spot assets                     193,149     5,955      173,071      2,664
Spot liabilities               (168,513)   (6,008)    (171,698)    (2,400)
Forward purchases                84,026       439       68,726        207
Forward sales                  (104,960)     (300)     (69,795)      (192)
Net options position                (77)        -          (37)         -
Net long non-structural
  position                        3,625        86          267        279


At 31 December 2005, the group's major structural foreign currency positions were US dollar and renminbi.

                                         At31Dec05               At31Dec04
                                             % of                     % of
                                        total net                total net
                                       structural               structural
                                HK$m     position      HK$m       position
Structural positions
US dollar                      1,035         32.5       850           28.8
Renminbi                       2,043         64.1     1,998           67.6

6. Ultimate holding company

Hang Seng Bank is an indirectly held, 62.14 per cent-owned subsidiary of HSBC Holdings plc.

7. Register of shareholders

The register of shareholders of Hang Seng Bank will be closed on Tuesday, 21 March 2006, during which no transfer of shares can be registered. In order to qualify for the fourth interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the bank's registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 pm on Thursday, 16 March 2006. The fourth interim dividend will be payable on 31 March 2006 to shareholders on the register of shareholders of the bank on 21 March 2006.

8. Proposed timetable for 2006 quarterly dividends

                        First               Second                   Third                Fourth
                      interim              interim                 interim               interim
                     dividend             dividend                dividend              dividend

Announcement       2 May 2006         31 July 2006         6 November 2006          5 March 2007
Book close date   26 May 2006       23 August 2006        20 December 2006         20 March 2007
Payment date      6 June 2006       31 August 2006          3 January 2007         30 March 2007

9. News release

Copies of this news release may be obtained from Legal and Company Secretarial Services Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng's website http://www.hangseng.com.

The 2005 Annual Report and Accounts will be available from the same website on Monday, 6 March 2006 and will also be published on the website of The Stock Exchange of Hong Kong Limited in due course. Printed copies of the 2005 Annual Report will be sent to shareholders in late March 2006.


Appendix

Significant change in accounting policies

Basis of preparation

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards ('HKFRSs'), which is a collective term that includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations. These are effective for accounting periods beginning on or after 1 January 2005.

Hang Seng Bank Limited ('the bank') and its subsidiaries ('the group') have adopted these new HKFRSs in the financial statements in 2005 resulting in various changes in accounting policies.

Comparative figures have been restated to conform with the new accounting policies except for those that apply to financial instruments in accordance with HKAS 39. The policies applied to financial instruments for 2004 and 2005 are disclosed separately below.

The tables attached disclose the adjustments that have been made, in accordance with the transitional provisions of the respective HKFRSs, to each of the line items in the consolidated income statement for the year ended 31 December 2004 (Table A) and in the consolidated balance sheet at 31 December 2004 and the opening balances at 1 January 2005 (Table B).

Significant changes in principal accounting policies are listed as follows:

HKFRS 2: Share-based payment ('HKFRS 2')

The group made awards of, and granted options in respect of, shares of HSBC Holdings plc, as part of employees' compensation.

In prior years, no compensation cost was recognised for share options granted at fair value or not more than 20 per cent discount to fair value. For share awards made to employees as part of their annual bonus, the cost for acquisition of shares for the conditional award was charged to 'staff cost' over the period in respect of which the performance condition applied.

With effect from 1 January 2005, and in accordance with HKFRS 2, the group has adopted a new policy for share-based payment. Under the new policy, where shares are awarded to an employee of the group as bonuses with a vesting period, the cost of shares awarded is amortised over the vesting period from the date the shares are awarded. Shares purchased for such purpose are classified as available-for-sale and reported under 'Financial investments'.

For share options, the compensation expense is spread over the vesting period from the date they are granted. The compensation expense is determined by reference to the fair value of the options on grant date, and the impact of any non-market vesting conditions such as option lapses. Where the group is not charged for this by HSBC Holdings plc, the corresponding amount is credited to 'Other reserves'.

The group has taken advantage of the transition provision in HKFRS 2 'Share-based payment' and applied the treatment described above to shares and options granted after 7 November 2002 which had not yet been vested at 1 January 2005.

The change in accounting policy has been applied retrospectively by way of prior year adjustment and restatement of comparative figures for 2004. The unamortised cost of share compensation of HK$66 million at 31 December 2004 was adjusted to retained profits. Staff costs for 2004 have been restated to recognise share compensation cost of HK$47 million. Share compensation cost amounting to HK$64 million has been recognised in the current year's income statement.

HKFRS 3: Business combinations ('HKFRS 3')

Goodwill

In prior years, positive goodwill arising from the acquisition of subsidiary and associated companies was amortised over its estimated life, usually taken as 20 years, on a straight-line basis in the income statement.

With effect from 1 January 2005, and in accordance with HKFRS 3, the group has adopted a new policy for goodwill. Under the new policy, positive goodwill is not amortised but is tested for impairment at each balance sheet date at the cash-generating unit level by applying a fair-value-based test in accordance with HKAS 36 'Impairment of Assets'.

The accounting policy on goodwill has been applied retrospectively by way of prior year adjustment and restatement of comparative figures for 2004. The positive goodwill at 31 December 2004 has been restated to reverse all amortisation made prior to that date (HK$9 million) with a corresponding adjustment through retained profit at 31 December 2004. No impairment loss has been recognised in the current year.

HKFRS 4: Insurance contracts ('HKFRS 4')

In prior years, all policies issued by insurance subsidiaries on long-term assurance contracts were accounted for as insurance contracts.

With effect from 1 January 2005, and in accordance with HKFRS 4, a contract under which the group accepts significant insurance risk from another party, by agreeing to compensate that party on the occurrence of a specified uncertain future event, is classified as an insurance contract. Such an insurance contract, which may also transfer financial risk, is accounted for as an insurance contract in accordance with HKFRS 4.

Income generated from assets backing insurance contracts is reported in the income statement on a line-by-line basis according to the classification of assets. Claims incurred and movement in policyholder liabilities for insurance contracts are reported as such in the income statement.

A contract issued by the group that transfers financial risk, without significant insurance risk, is classified as an investment contract, and accounted for as a financial instrument in accordance with HKAS 39. Customer liabilities under unit-linked investment contracts and the linked financial assets are measured at fair value, and the movements in fair value are recognised in the income statement in 'Net income from financial instruments designated at fair value'.

The change in accounting policy on insurance contracts has been applied retrospectively by way of prior year adjustment and restatement of comparative figures for 2004.

Net increases/(decreases) in the outstanding balances on restatement of the balance sheet are as follows:

Figures in HK$m                                                   At 31Dec04

Liabilities and reserves
Other liabilities                                                       (905)
Liabilities to customers under insurance contracts                     8,656
Liabilities to policyholders under long-term assurance business       (8,291)
Liabilities to customers under investment contracts                      540
Retained profits                                                           2
Other reserves                                                             3

HKFRS 5: Non-current assets held for sale and discontinued operations
('HKFRS 5')

In prior years, collateral assets repossessed for recovery of non-performing advances were reported as advances. The carrying value was adjusted to the net realisable value of the repossessed assets and classified as non-performing advances.

With effect from 1 January 2005, and in accordance with HKFRS 5, non-current assets acquired in exchange for advances in order to achieve an orderly realisation are reported in 'Other assets'. The asset acquired is recorded at the lower of its fair value less costs to sell and the carrying value of the advance disposed of, net of impairment allowances, at the date of the exchange. No depreciation is provided in respect of such assets. Any subsequent write-down of an asset to fair value less costs to sell is recorded as an impairment loss and included in the income statement. Any subsequent increase in fair value less costs to sell not in excess of any cumulative impairment loss, is recognised as a gain in the income statement.

Debt securities or equities acquired in debt-to-debt/equity swaps are included as 'Available-for-sale' securities following the implementation of HKAS 39.

The change in accounting policy has been applied retrospectively, with restatement of comparative figures for 2004. At 31 December 2004, repossessed assets of HK$320 million were reclassified from 'Customer advances' to 'Non-current assets held for sale'. Gains on disposal of HK$37 million in 2004 were re-classified from 'Net charge for bad and doubtful debts' to 'Other operating income'. Gains on disposal of HK$1 million were recorded under 'Other operating income' for the current year income statement.

HKAS 17: Leases ('HKAS 17')

Leasehold land for own use

In prior years, leasehold premises were stated at fair market value, as valued by professionally qualified valuers. The apportionment of the value between the land and building elements was made by estimating the net replacement cost of the building as the value of the building element, and taking the residual figures as the value of the land element.

With effect from 1 January 2005, and in accordance with HKAS 17, the group has adopted a new policy for leasehold land and buildings held for own use. Under the new policy, the leasehold interest in the land held for own use is accounted for as being held under an operating lease. The fair value of the interest in any buildings situated on the leasehold land could be measured separately from the fair value of the leasehold interest in the land at the time the lease was first entered into by the group, or taken over from the previous lessee, or at the date of construction of those buildings. Lease premiums on operating leases are accounted for as prepaid rentals, reported under 'Interest in leasehold land held for own use under operating lease', and are amortised to the income statement on a straight-line basis over the remaining lease term. The property revaluation reserve has been restated to exclude prior years' revaluations on such leases. Where the original cost of leasehold land and buildings cannot be reliably split, both land and buildings are treated as being under finance leases and are accounted for at fair value less subsequent depreciation.

The change in accounting policy is adopted retrospectively and reflected by way of prior year adjustment and restatement of comparative figures.

Net increases/(decreases) in the outstanding balances on restatement of the balance sheet are as follows:

Figures in HK$m                                                   At 31Dec04
Assets
Premises                                                              (2,511)
Interest in leasehold land held for own use under operating lease        609
Liabilities and reserves
Property revaluation reserve                                          (1,502)
Retained profits                                                         (66)
Deferred tax liabilities                                                (334)

Increases/(decreases) in the following items on restatement of the income statement

                                                                  Year ended
Figures in HK$m                                                      31Dec04
Depreciation                                                             (52)
Rental expense                                                            14
Net deficit of revaluation of properties (net of deferred tax)             2

Rental expense on leasehold land for the year of 2005 amounted to HK$15 million.

HKAS 19: Employee benefits ('HKAS 19')

In prior years, the group implemented HK SSAP 34 (which is materially equivalent to HKAS 19) in relation to the accounting for pensions, and adopted the corridor approach for the recognition of actuarial gains and losses.

With effect from 1 January 2005, and in accordance with HKAS 19, the group has changed its policy to fully recognise actuarial gains and losses in the statement of changes in equity.

To reflect the change in accounting policy, the balance of actuarial loss amounting to HK$82 million has been adjusted through 'Retained profits' as at 31 December 2004. An actuarial gain of HK$158 million for the year of 2005 has been recognised through retained profits.

HKAS 21: The effects of changes in foreign exchange rates ('HKAS 21')

In prior years, exchange differences arising from re-translation of the result for the period from the average rate to the exchange rate ruling at the period-end were accounted for as exchange difference under retained profits.

With effect from 1 January 2005, and in accordance with HKAS 21, exchange differences arising from the re-translation of opening foreign currency net investments and the related cost of hedging, if any, and exchange differences arising from re-translation of the result for the period from the average rate to the exchange rate ruling at the period-end, are accounted for in a separate foreign exchange reserve in equity. Exchange differences on a monetary item that is part of a net investment in a foreign operation are recognised in the income statement of separate subsidiary financial statements. In the consolidated financial statements, these exchange differences are recognised in the foreign exchange reserve.

To reflect the change in accounting policy, an amount of HK$50 million has been reclassified from 'Retained profits' to 'Other reserves' in 2005.

HKAS 27: Consolidated and separate financial statements ('HKAS 27') HK(SIC) interpretation 12 'Consolidation - special purpose entities' ('HK(SIC)-Int 12')

Life insurance subsidiary

In prior years, on consolidation of the life insurance subsidiary, long-term assurance assets and liabilities attributable to policyholders were recognised in aggregate under 'Other assets' and 'Other liabilities' respectively. Income from long-term assurance assets was reported together with net earned insurance premiums, less net insurance claims and movement in policyholder liabilities, as 'Other operating income' in the income statement.

With effect from 1 January 2005, and in accordance with HKAS 27, life insurance subsidiary accounts are consolidated line-by-line. Assets of the life insurance subsidiary, including long-term assurance assets, are reported according to asset type as presented in the group's consolidated balance sheet. Net earned insurance premiums and net insurance claims are separately shown in the income statement, with income on assets reported under the same income categories as in the group's consolidated income statement.

The change in accounting policy has been adopted retrospectively and the comparative figures of 2004 have been restated to reflect the aforesaid reclassifications, except for the treatment of financial assets and the related income, in accordance with the requirement of HKAS 39 as described below.

HKAS 38: Intangible assets ('HKAS 38')

In prior years, costs incurred for development of IT software for internal use were expensed as incurred.

With effect from 1 January 2005, and in accordance with HKAS 38, the value of in-force long-term assurance business ('embedded value') and computer software are reported as 'Intangible assets'. Embedded value is stated at valuation determined annually in consultation with independent actuaries. Computer software is stated at cost less amortisation and is amortised over its useful life. Costs incurred in the development phase of a project to produce application software for internal use are capitalised and amortised over the software's estimated useful life, usually five years. A periodic review is performed on intangible assets to confirm that there has been no impairment such that the carrying value of the asset needs to be reduced.

The change in accounting policy came into effect on 1 January 2005 and the amount of costs capitalised for the year of 2005 amounted to HK$56 million. No restatement of the 2004 income statement was made as the amount of software development cost qualifying for capitalisation in 2004 was immaterial.

HKAS 39: Financial instruments - recognition and measurement ('HKAS 39')

(a) Interest income and expense

In prior years, interest income and expense for all interest-bearing financial instruments were recognised in the income statement as they accrued, except in the case of impaired advances. Interest on impaired advances was credited to an interest suspense account in the balance sheet which was netted against the relevant loan.

With effect from 1 January 2005, and in accordance with HKAS 39, interest income and expense for all interest-bearing financial instruments, except those classified as held for trading or designated at fair value, are recognised in 'Interest income' and 'Interest expense' in the income statement using the effective interest rates of the financial assets or financial liabilities to which they relate.

The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the group estimates cash flows considering all contractual terms of the financial instrument but not future credit losses. The calculation includes all amounts paid or received by the group that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts. Interest on impaired financial assets is recognised at the original effective interest rate of the financial asset applied to the impaired carrying amount.

(b) Loans and advances to banks and customers

In prior years, loans and advances to banks and customers were recognised when cash was advanced to borrowers and were measured at amortised cost less provisions for impairment.

With effect from 1 January 2005, and in accordance with HKAS 39, loans and advances to banks and customers include all loans and advances originated by the group which have not been classified as held for trading or designated at fair value. They are initially recorded at fair value plus any transaction costs, and are subsequently measured at amortised cost using the effective interest method.

(c) Impairment of loans and advances

In prior years, there were two basic types of provisions, specific and general.

Specific provisions represented the quantification of actual and inherent losses from individually identified accounts and homogeneous portfolios of assets. Specific provisions were deducted from loans and advances in the balance sheet.

General provisions augmented specific provisions and provided cover for loans that were impaired at the balance sheet date but which would not be individually identified as such until some time in the future.

With effect from 1 January 2005, and in accordance with HKAS 39, the group provides allowances for impaired advances when objective evidence of impairment exists and on a consistent basis, in accordance with established guidelines. Impairment allowances, representing the quantification of incurred losses, can be made on a collective portfolio basis or an individually assessed basis. Impairment allowances are deducted from loans and advances in the balance sheet. The methodologies used for the individual and collective assessment under HKAS 39 are in principle consistent with the approach used for loan provisioning in the previous year.

(d) Financial instruments

In prior years, the group classified its financial instruments into 'Securities held for dealing purposes' and 'Long-term investments'. All financial instruments were carried at cost or amortised cost, net of impairment provisions for diminution in value, except for securities held for trading purposes and long-term equity investments which were carried at fair value. Gains and losses from changes in fair value were recognised in the income statement in respect of securities held for trading, and in the long-term equity investment revaluation reserve in respect of long-term equity investments.

With effect from 1 January 2005 and in accordance with HKAS 39, financial instruments are classified into the categories of: trading assets and liabilities, financial instruments designated at fair value, available-for-sale and held-to-maturity securities.

(i) Trading assets and trading liabilities

Financial instruments and short positions thereof, which have been acquired or incurred principally for the purpose of selling or repurchasing in the near term, or are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking, are classified as held-for-trading. Trading assets and liabilities are recognised initially at fair value, with transaction costs taken to the income statement, and are subsequently re-measured at fair value. All subsequent gains and losses from changes in the fair value of these assets and liabilities, together with related interest income and expense and dividends, are recognised in the income statement within 'Net trading income' as they arise. Upon disposal or repurchase, the difference between the net sale proceeds or the net payment and the carrying value is included in the income statement.

(ii) Financial instruments designated at fair value

A financial instrument, other than one held for trading, is classified in this category if it meets the criteria set out below, and is so designated by management. The group may designate financial instruments at fair value where the designation:

- eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring financial assets or financial liabilities or recognising the gains and losses on them on different bases; or

- applies to a group of financial assets, financial liabilities or both that is managed and its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and where information about that group of financial instruments is provided internally on that basis to key management personnel; or

- relates to financial instruments containing one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments.

Financial assets and financial liabilities so designated are recognised initially at fair value, with transaction costs taken directly to the income statement, and are subsequently remeasured at fair value. This designation, once made, is irrevocable in respect of the financial instruments to which it is made.

Gains and losses from changes in the fair value of such assets and liabilities are recognised in the income statement as they arise, together with related interest income and expense and dividends, within 'Net income from financial instruments designated at fair value'.

Gains and losses arising from the changes in fair value of derivatives that are managed in conjunction with financial assets or financial liabilities designated at fair value are also included in 'Net income from financial instruments designated at fair value'.

(iii) Available-for-sale and held-to-maturity securities

Financial instruments intended to be held on a continuing basis are classified as available-for-sale securities, unless designated at fair value, or classified as held-to-maturity.

Available-for-sale securities are initially measured at fair value plus direct and incremental transaction costs. They are subsequently re-measured at fair value. Changes in fair value are recognised in equity until the securities are either sold or impaired. On the sale of available-for-sale securities, cumulative gains or losses previously recognised in equity are recognised through the income statement and classified as 'Profit and loss on disposal of fixed assets and financial investments'. Impairment allowances recognised in the income statement on equity instrument are not reversed through the income statement.

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the group has the positive intention and ability to hold until maturity. Held-to-maturity investments are initially recorded at fair value plus any directly attributable transaction costs, and are subsequently measured at amortised cost using the effective interest rate method, less any impairment allowances.

(e) Derivative financial instruments and hedge accounting

In prior years, accounting for derivatives was dependent upon whether the transactions were undertaken for trading or non-trading purposes. Trading transactions included transactions undertaken for market-making, to service customers' needs, and for proprietary purposes, together with any related hedges. Transactions were marked to market through the income statement as 'Net trading income'. Non-trading transactions were those undertaken for hedging purposes as part of the group's risk management strategy against cash flows, assets, liabilities or net positions, and were accounted for on an equivalent basis to the underlying assets, liabilities or net positions. The income and expense of non-trading interest rate derivatives was recognised on an accrual basis in 'Net interest income'.

With effect from 1 January 2005, and in accordance with HKAS 39, derivatives are initially recognised at fair value from the date a derivative contract is entered into, and are subsequently re-measured at their fair value. The method of recognising the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The group designates certain derivatives as either: (i) hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge); (ii) hedges of highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (cash flow hedge). Hedge accounting is applied for derivatives designated as fair value or cash flow hedge, provided certain criteria are met.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recorded as 'Net trading income' in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used shall be amortised to the income statement over the period to maturity.

Cash flow hedges

The effective portion of changes in the fair value of derivatives (net of interest accrual) that are designated and qualified as cash flow hedges is recognised in shareholders' equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within 'Net trading income' along with accrued interest.

Amounts accumulated in shareholders' equity are recycled through the income statement in the periods in which the hedged item will affect profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in shareholders' equity at that time remains in shareholders' equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in shareholders' equity is immediately transferred to the income statement.

Derivatives that do not qualify for hedge accounting

All gains and losses from changes in the fair value of any derivative instrument that does not qualify for hedge accounting, are recognised immediately in the income statement and reported in 'Net trading income', except where derivative contracts are used with financial instruments designated at fair value, in which case gains and losses are reported in 'Net income from financial instruments designated at fair value'.

Embedded derivatives

Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of host contract, the terms of the embedded derivative are the same as those of stand-alone derivative, and the combined contract is not designated at fair value. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.

(f) Debt securities in issue and subordinated liabilities

In prior years, debt securities in issue were measured at cost adjusted for amortised premiums and discounts, and were reported under 'Debt securities in issue'.

With effect from 1 January 2005, and in accordance with HKAS 39, debt securities issued and subordinated liabilities are measured at amortised cost using the effective interest rate method, and are reported under 'Debt securities in issue' or 'Subordinated liabilities', except for those issued for trading or designated at fair value, which are carried at fair value and reported under the respective balance sheet captions of 'Trading liabilities' and 'Financial liabilities designated at fair value'.

(g) Offsetting financial instruments

In prior years, netting was applied where a legal right of set-off existed.

With effect from 1 January 2005, and in accordance with HKAS 39, financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

The change in accounting policies on adoption of HKAS 39 is applied with effect from 1 January 2005. The opening balance sheet has been restated and the relevant financial assets and liabilities re-classified to suit the new definitions and requirements of the accounting standard and disclosure requirements.

HKAS 40: Investment property ('HKAS 40')
HKAS 12: Income taxes - HK(SIC) interpretation 21 'Income taxes - recovery of revalued non-depreciable assets' ('HK(SIC)-Int 21')

In prior years, investment properties were carried at valuation assessed by professional valuers on the basis of open market value. Surpluses arising on revaluation on a portfolio basis were credited to the investment property revaluation reserve. Deficits arising on revaluation on a portfolio basis were firstly set off against any previous revaluation surplus and thereafter taken to the income statement.

With effect from 1 January 2005, and in accordance with HKAS 40, investment properties are carried at fair value with the changes in fair value reported directly in the income statement 'Net surplus on property revaluation'. Deferred tax is provided on revaluation surplus of investment properties in accordance with HK(SIC)-Int 21 on HKAS 12.

The change in accounting policy has been reflected by way of prior year adjustment and as permitted by HKAS 40, no restatement of comparative figures of 2004 has been made. At 31 December 2004, the balance of investment revaluation surplus reserves of HK$3,283 million, after deducting deferred tax of HK$574 million, was transferred to retained profit. The revaluation gain for the year of 2005 was HK$1,296 million and the related deferred tax amounted to HK$227 million.

Change in presentation (HKAS 1, Presentation of financial statement ('HKAS 1') and HKAS 30, Disclosure in financial statements of banks and similar financial institutions ('HKAS 30'))

In prior years, there were no specific accounting standards governing the presentation of the financial statements of banks. Management, having regard to the overall clarity and the disclosure requirements of the Hong Kong Monetary Authority, exercised its judgement in deciding on the relative prominence given to each item presented on the face of the income statement and balance sheets.

With effect from 1 January 2005, and in accordance with HKAS 1 and HKAS 30, the group has changed its presentation of certain items on the face of the income statement and the balance sheets:

- share of profit of associates is stated net of tax to arrive at the group's profit and loss before tax.

- treasury bills (including exchange fund bills) and certificates of deposit held are included in the respective categories of financial instruments under HKAS 39.

- placements with banks and other financial institutions maturing within one month are included in placements with banks and other financial institutions.

- interest income, interest expense, and dividend income arising from trading assets and trading liabilities are reclassified from 'Interest income', 'Interest expense', 'Other operating income' and 'Fee and commission' respectively to 'Net trading income'. Similar income and expenses arising from financial instruments designated at fair value are reclassified from the relevant captions to 'Net income from financial instruments designated at fair value'.

These changes in presentation have been applied retrospectively except for those under HKAS 39.

Table A

Hang Seng Bank and its subsidiaries
Consolidated income statement for the year ended 31 December 2004

Effect of changes in accounting policies for 2004

Figures in                 As   HKFRS2   HKAS17   HKAS38   Others^     Change in    Restated
      HK$m           reported                                       presentation
                                                                         HKAS27/
                                                                          HKAS30

Interest income        12,471        -        -        -         5           306      12,782
Interest expense       (2,781)       -        -        -         -             4      (2,777)

Net interest income     9,690        -        -        -         5           310      10,005

Fee income              3,749        -        -        -       (19)          111       3,841
Fee expense              (409)       -        -        -        (1)           (6)       (416)

Net fee income          3,340        -        -        -       (20)          105       3,425

Dealing profits         1,025        -        -        -         -        (1,025)          -
Net trading income          -        -        -        -       (16)        1,129       1,113
Insurance underwriting
  profits               1,310        -        -        -         -        (1,310)          -
Dividend income            96        -        -        -       (22)           15          89
Net earned insurance
  premiums                  -        -        -        -       (52)        4,472       4,420
Other operating income    592        -        -        -        37           144         773
Total operating income 16,053        -        -        -       (68)        3,840      19,825

Net insurance claims
  incurred and movement
  in policyholder
  liabilities               -        -        -        -        68        (3,840)     (3,772)

Net operating income
  before loan
  impairment
  (charges)/releases
  and other credit
  risk provisions      16,053        -        -        -         -             -      16,053

Loan impairment
  (charges)/releases
  and other credit
  risk provisions         814        -        -        -       (37)            -         777

Net operating income   16,867        -        -        -       (37)            -      16,830

Employee compensation
  and benefits         (2,187)     (47)       -        -         -             -      (2,234)
General and
  administrative
  expenses                  -        -      (15)       -         -        (1,719)     (1,734)
Depreciation of
  premises, plant
  and equipment          (317)       -       53         8        -             -        (256)
Amortisation of
  intangible assets         -        -        -        (8)       -             -          (8)
Operating expenses     (1,719)       -        -         -        -         1,719           -

Total operating
  expenses             (4,223)     (47)      38         -        -             -      (4,232)

Operating profit       12,644      (47)      38         -      (37)            -      12,598

Profit on disposal
  of fixed assets
  and financial
  investments             432        -        -         -       10             -         442
Net surplus on
  property revaluation    148        -       (2)        -        -             -         146
Share of profits from
  associates              143        -        -         -        9           (55)         97

Profit before tax      13,367      (47)      36         -      (18)          (55)     13,283

Tax expenses           (1,764)       -       (5)        -        3            55      (1,711)

Profit for the year    11,603      (47)      31         -      (15)            -      11,572

Profit attributable
  to minority
  interests              (208)       -        -         -        -             -        (208)

Profit attributable
  to shareholders      11,395      (47)      31         -      (15)            -      11,364

^Others includes HKFRS 3, HKFRS 4, HKFRS 5, HKAS 19 and others.

Table B

Hang Seng Bank and its subsidiaries
Consolidated balance sheet as at 31 December 2004


Effect of changes in accounting policies for the balances at 31 December 2004

Figures in          As   HKFRS2   HKAS17   HKAS38      HKAS40/ Others^    Change in   Restated   HKAS39   Opening
      HK$m    reported                              HKAS-Int21         presentation                       balance
                                                                            HKAS27/                          at 1
                                                                             HKAS30                       January
                                                                                                             2005
Assets

Cash and
  short-term
  funds         68,198        -        -        -            -       -      (68,198)         -        -         -
Cash and
  balances
  with banks
  and other
  financial
  institutions       -        -        -        -            -       -        7,248      7,248        -     7,248
Placings with
  banks
  maturing
  after one
  month         16,231        -        -        -            -       -      (16,231)         -        -         -
Placings with
  and advances
  to banks and
  other
  financial
  institutions       -        -        -        -            -       -       75,079     75,079        -    75,079
Certificates
  of deposit    33,590        -        -        -            -       -      (33,590)         -        -         -
Securities
  held for
  dealing
  purposes       1,866        -        -        -            -       -       (1,866)         -        -         -
Trading assets       -        -        -        -            -       -        4,232      4,232   12,505    16,737
Financial
  assets
  designated at
  fair value         -        -        -        -            -       -            -          -    4,292     4,292
Derivative
  financial
  instruments        -        -        -        -            -       -        1,684      1,684       94     1,778
Advances to
  customers    251,873        -        -        -            -    (320)           -    251,553      293   251,846
Amounts due
  from
  immediate
  holding
  company and
  fellow
  subsidiaries   4,598        -        -        -            -       -       (4,598)         -        -         -
Long-term
  investments  138,025        -        -        -            -       -     (138,025)         -        -         -
Financial
  investments        -        -        -        -            -     (36)     184,742    184,706  (15,791)  168,915
Investments in
associates       2,397        -        -        -         (107)      9            -      2,299        -     2,299
Tangible fixed
assets          11,469        -        -        -            -       -      (11,469)         -        -         -
Investment
  properties         -        -        -        -            -       -        3,383      3,383        -     3,383
Premises,
  plant and
  equipment          -        -   (2,511)     (17)           -       -        8,086      5,558        -     5,558
Interest in
  leasehold
  land held
  for own use
  under
  operating
  lease              -        -      609        -            -       -            -        609        -       609
Intangible
  assets             -        -        -       17            -       -        1,249      1,266        -     1,266
Others assets   20,378        -        -        -            -     174      (11,222)     9,330     (256)    9,074
               548,625        -   (1,902)       -         (107)   (173)         504    546,947    1,137   548,084

Liabilities
Current,
  savings and
  other
  deposit
  accounts     463,416        -        -        -            -       -      (15,956)   447,460   (7,276)  440,184
Deposits from
  banks          8,631        -        -        -            -       -        3,303     11,934        -    11,934
Trading
  liabilities        -        -        -        -            -       -        5,840      5,840   10,701    16,541
Derivative
  financial
  instruments        -        -        -        -            -       -        1,273      1,273      977     2,250
Certificates
  of deposit
  and other
  debt
  securities in
  issue              -        -        -        -            -       -       16,055     16,055   (3,443)   12,612
Amounts due
  to immediate
  holding
  company and
  fellow
  subsidiaries   3,928        -        -        -            -       -       (3,928)         -        -         -
Other
  liabilities   28,613        -        -        -            -  (9,235)      (7,638)    11,740   (1,075)   10,665
Liabilities
  to customers
  under
  investment
  contracts          -        -        -        -            -     540            -        540        -       540
Liabilities
  to customers
  under
  insurance
  contracts          -        -        -        -            -   8,656            -      8,656        -     8,656
Deferred tax
  and current
  tax
  liabilities        -        -     (333)       -          467     (21)       1,555      1,668      202     1,870
               504,588        -     (333)       -          467     (60)         504    505,166       86   505,252

Capital
  resources
Minority
  interests        852        -        -        -            -       -            -        852      (14)      838
Share capital    9,559        -        -        -            -       -            -      9,559        -     9,559
Retained
  profits       21,395      (66)     (66)       -        2,709    (116)           -     23,856      533    24,389
Other reserves   8,598       66   (1,503)       -       (3,283)      3            -      3,881      532     4,413
Proposed
  dividends      3,633        -        -        -            -       -            -      3,633        -     3,633
Shareholders'
  funds         43,185        -   (1,569)       -         (574)   (113)           -     40,929    1,065    41,994
                44,037        -   (1,569)       -         (574)   (113)           -     41,781    1,051    42,832
               548,625        -   (1,902)       -         (107)   (173)         504    546,947    1,137   548,084

^Others includes HKFRS 3, HKFRS 4, HKFRS 5, HKAS 19 and others.











                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  06 March 2006